Form 10KSB40, Exhibit 13
period 1996-09-30
HOME BUILDING BANCORP INC
filed 1996-12-23
CIK 930594

Exhibit 13

1996 ANNUAL REPORT







	[LOGO]








HOME BUILDING BANCORP, INC.
	Washington, Indiana

TABLE OF CONTENTS



President's Message                                        1
Selected Consolidated Financial Information                2
Management's Discussion and Analysis of Financial
  Condition and Results of Operation                       3
Consolidated Financial Statements                         13
Shareholder Information                                   31
Corporate Information                                     32

	[HOME BUILDING BANCORP, INC. LETTERHEAD]







                                         December 18, 1996


Dear Shareholder:

It is a pleasure to present to you the Annual Report of Home Building Bancorp, Inc. for the fiscal year ended September 30, 1996, our first full year as a publicly held corporation. The year was filled with many challenges and opportunities, two of which deserve special mention.

First, on September 30, 1996, federal legislation was enacted that required the Savings Association Insurance Fund (the "SAIF") to be recapitalized with a special assessment on virtually all SAIF-insured institutions, such as Home Building Savings Bank, FSB, the Corporation's wholly-owned operating subsidiary. The SAIF assessment, which was paid to the FDIC on November 27, 1996, was $224,000. As a result of the SAIF recapitalization, the Federal Deposit Insurance Corporation (the "FDIC"), which administers the SAIF, has proposed reducing insurance premiums payable by SAIF-insured institutions. In this respect, if the regulations are amended as currently proposed, the Corporation can expect to pay reduced deposit insurance premiums resulting in after tax savings of approximately $32,500, or $.115 per share in fiscal 1997.

Second, the Corporation weathered the default of a large commercial loan during the third quarter of fiscal 1996 as a result of the bankruptcy of the borrower. The Bank has filed in the United States Bankruptcy Court a Complaint to Determine Dischargeablility of Debt owed the Bank by the borrower. By this action the Bank is seeking a judicial declaration that the indebtedness owed to the Bank resulted from the debtor's fraud and misrepresentations, and that under the provisions of the bankruptcy code are non-dischargeable in bankruptcy proceedings. At this time, management cannot predict the outcome of its Complaint or, in the event of a favorable ruling for the Bank, the amount of losses recoverable, if any.

The previously reported loan default, together with the special SAIF assessment, were primarily responsible for the $137,000 net loss experienced by the Corporation in fiscal 1996. Despite these impediments your Corporation paid cash dividends totaling $.30 per share and continued to enhance shareholder value by introducing a stock repurchase program, increasing its asset size and reducing its overall equity-to-assets ratio, all of which management believes positions the Company well for the future.

Total assets grew by $900,000 from $41.7 million to $42.6 million during the fiscal year, with shareholders' equity of $5.5 million at September 30, 1996. In addition, Home Building Savings Bank introduced an ATM/Checkcard in May
1996 which provides our checking and money market deposit accountholders access to their accounts around the clock. The card can also be used at any merchant recognizing the Mastercard logo. We continue to explore our market for additional opportunities to better serve our customers.

In conclusion, with the SAIF assessment and the problem loan behind us, we believe your Corporation is poised for much improved results this year. On behalf of everyone at Home Building, thank you for your continued support and your investment in Home Building Bancorp, Inc.

Sincerely,



Bruce A. Beesley
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                               At September 30,
                                          1996        1995       1994      1993          1992
                                                                              (In Thousands)
Selected Financial Condition Data:
Total assets                            $42,561     $41,670     $40,816    $43,749    $41,966
Loans receivable, net                    28,108      28,882      30,122     30,578     26,185
Cash and cash equivalents	                1,429       3,339       4,245      5,615      3,778
Mortgage-backed securities                5,771       4,031       2,055      2,744      4,036
Investment securities                     2,235       2,503       2,314      1,696      1,373
Deposits	                                32,628      31,269      35,432     38,292     38,230
Total borrowings                          3,974       4,068       2,195      2,500      1,250
Shareholders' equity                      5,499       6,076       3,027      2,693      2,286

                                                         Year Ended September 30,
                                           1996        1995         1994       1993       1992
                                                                           (In Thousands)
Selected Operations Data:
Total interest income                    $3,214       $3,159     $ 3,007    $ 3,128     $ 3,306
Total interest expense                    1,756        1,611       1,631      1,779       2,303
Net interest income                       1,458        1,548       1,376      1,349       1,003
Provision for loan losses                   409          ---          40         24          15
Net interest income after provision
for loan losses                           1,049        1,548       1,336      1,325         988
Fees and service charges                     26           80          57         52          47
Gain (loss) on sales of mortgage-backed
  securities and investment securities      ---          ---         (13)       ---        (183)
Other noninterest income                    115           47          37         51          51
Total noninterest income                    141          127          81        103         (85)
Total noninterest expense                 1,298          959         875        779         806
Income before taxes                        (108)         716         542        649          97
Income tax expense                           29          267         208        242          22
Net income (loss)	                      $  (137)     $   449     $   334    $   407       $  75

Earnings (loss) per share               $  (.46)     $  1.07         N/A        N/A          N/A
Dividends per share                     $   .30      $  .075         N/A        N/A          N/A



                                                            Year Ended September 30,
                                         1996         1995          1994       1993         1992
Selected Financial Ratios and
                 Other Data:
Performance Ratios:
  Return on assets (ratio of net
     income to average total assets)     (.33)%       1.0           .80%       .97%         .18%
  Return on shareholders' equity
     (ratio of net income to
       average shareholders' equity)     (.02)       10.38        11.45      14.20         3.40
  Interest rate spread information:
   Average during period                 2.98         3.37         3.13       2.83         2.06
   End of period                         3.38         3.18         3.38       3.35         2.41
  Net interest margin(1)                 3.53         3.82         3.03       3.07         2.39
  Ratio of operating expense to
       average total assets              3.08         2.32         2.08       1.87         1.92
  Ratio of average interest-
    earning assets to average
    interest-bearing liabilities       112.99       112.10       106.18     106.05       105.88

Quality Ratios:
 Non-performing assets to total
    assets at end of period(2)            .35          .37          .29          .22        .66
 Allowance for loan losses
     to non-performing loans            51.68        49.36        63.75        46.88      14.34
 Allowance for loan losses
      to loans receivable, net            .27          .27          .27          .15        .15

Capital Ratios:
 Shareholders' equity to
    total assets at end of period       12.92        14.57         7.42         6.16       5.45
 Average shareholders' equity
         to average assets              13.74        10.98         6.96         6.02       5.26
 Dividend payout ratio(3)             >100.00         7.00         (4)           (4)        (4)

Other Data:
 Number of full-service offices          2              2           2            2           2

<F1>
(1)  Net interest income divided by average interest-earning assets.
<F2>
(2)  Non-performing assets consist of nonaccrual loans, loans past due 90 or more days and real estate owned.
<F3>
(3)  Dividends declared per share divided by earnings per common stock and common share equivalent.
<F4>
(4)  Not applicable.

	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
	CONDITION AND RESULTS OF OPERATIONS

General

Home Building Bancorp, Inc. ("Home Building" and with its subsidiaries, the "Corporation") is an Indiana corporation that was organized in September 1994 to act as the holding company for Home Building Savings Bank, FSB (the "Bank") upon the completion of the Bank's conversion from the mutual to the stock form (the "Conversion"). The Conversion was completed on February 7, 1995.
On that same date, Home Building issued 322,000 shares of common stock at $10.00 per share (raising $2.6 million, net of shares acquired by the newly formed Employee Stock Ownership Plan (the "ESOP") and net of the costs of the Conversion) and acquired 100% of the stock of the Bank. Home Building has no significant operations outside those of the Bank and the Bank's wholly owned subsidiary, White River Service Corporation. All references to the
Corporation prior to February 7, 1995, except where otherwise indicated, are to the Bank.

The Corporation is headquartered in Washington, Indiana, and is primarily engaged in attracting deposits from the general public and making loans secured by residential real estate, and to a lesser extent, commercial and multi-family, consumer and commercial business properties. The operations of the Corporation are significantly affected by prevailing economic conditions, primarily interest rates and regulations relating to monetary and fiscal affairs and financial institutions.

The Corporation's results of operations are heavily dependent on the difference or spread between the average yield on loans, mortgage-backed securities and investment securities, and the average rate paid on deposits and borrowings.
The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand and deposit flows. The Corporation, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

The Corporation's net income is also affected, to a much lesser extent, by fee income received for loan originations, demand deposit accounts, and commissions received from the Bank's subsidiary for insurance and mutual fund products. In addition to interest expense, the Corporation's operating expenses principally consist of employee compensation and benefits, occupancy expenses, data processing expense, federal deposit insurance premiums, and other general and administrative expenses.

Financial Condition

Total assets of the Corporation increased $900,000, or 2.2%, to $42.6 million at September 30, 1996 from $41.7 million at September 30, 1995. Assets increased due primarily to an increase in securities available for sale, consisting of mortgage-backed securities which increased $1.7 million, or 42.5%, to $5.8 million at September 30, 1996 from $4.0 million at September 30, 1995. Loan originations did not keep pace with loan prepayments and amortization during the period resulting in a $774,000 decline in net loans receivable to $28.1 million at September 30, 1996 from $28.8 million at September 30, 1995. The funds received from the amortization and prepayments of loans, together with increased advances from the Federal Home Loan Bank ("FHLB") of Indianapolis, were used to fund the increase in mortgage-backed securities. Management attributes the decline in mortgage loan originations to government agency programs, such as the Farmer's Home Administration and the Indiana Housing Authority, which continued to compete for mortgages in the Corporation's market area and to the additional competition from a credit union which built a new branch office in Washington, Indiana. Other assets increased $192,000 to $263,000 at September 30, 1996 from $71,000 at
September 30, 1995, primarily due to an increase in deferred tax assets relating to the SAIF assessment and bad debt recapture recognized in fiscal 1996.

Total liabilities increased $1.5 million, or 4.1%, to $37.1 million at September 30, 1996 from $35.6 million at September 30, 1995. Deposits increased $1.4 million, or 4.3%, to $32.6 million at September 30, 1996 from $31.3 million at September 30, 1995. The increase in deposits consisted primarily of a $1.0 million increase in certificates of deposit, which resulted from a shift of public funds to certificates of deposit from securities sold under agreements to repurchase which decreased $864,000 to $274,000 at September 30, 1996.

Advances from the FHLB of Indianapolis, which were used to fund the purchase of mortgage-backed securities as discussed above, increased $769,000 to $3.7 million at September 30, 1996. Accrued expenses and other liabilities also increased due to a special assessment of $204,000 payable by the Bank to recapitalize the Federal Deposit Insurance Corporation's ("FDIC") Savings Associations Insurance Fund ("SAIF").

Shareholders' equity decreased to $5.5 million at September 30, 1996 from $6.1 million at September 30, 1995. The repurchase of 20,000 shares of the Corporation's common stock combined with the net loss for the year ended September 30, 1996 and the payment of dividends were the primary reasons for the decrease in shareholders' equity. At September 30, 1996, shareholders' equity was $19.49 per share based on 282,158 shares outstanding on that date.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1996 and 1995

General. The Corporation had a net loss of $137,000 for the year ended September 30, 1996, compared to net income of $449,000 for the same period last year. The decrease was due primarily to a $409,000 loan loss realized from the bankruptcy of a major commercial borrower and the $204,000 non-recurring SAIF assessment charged in connection with federal legislation requiring the recapitalization of the SAIF. In addition, tax legislation was passed requiring the recapture of certain bad debt deductions which resulted in additional taxes of $67,000 in fiscal 1996.

Interest Income. Total interest income increased $55,000, or 1.7%, to $3.2 million for the year ended September 30, 1996. The increase was primarily due to a slight overall increase in interest-earning assets during the period, particularly the increase in mortgage-backed securities. Increases overall wereoffset by lower volumes of loans receivable, investment securities and deposits at banks. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

Interest Expense. Total interest expense increased $145,000, or 9.0%, to $1.8 million for the year ended September 30, 1996 from $1.6 million for the previous year. The increase was due to the higher balance of, and higher rates paid on, outstanding borrowings during the year, as well as the higher rates paid on certificates of deposit. The volume of and rates paid on other types of deposits declined slightly during fiscal 1996 as compared to fiscal 1995. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

Net Interest Income. Net interest income decreased $90,000, or 5.8%, to $1.5 million for the year ended September 30, 1996. The decrease in net interest income reflects the shift in the asset mix from higher yielding mortgage loans to lower yielding mortgage-backed securities as discussed under "Financial Condition" above and the higher rates paid on certificates of deposit and borrowings. The Corporation's percentage of average interest-earning assets to average interest-bearing liabilities increased slightly to 112.99% during fiscal 1996 from 112.10% during fiscal 1995. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses during the year ended September 30, 1996 was $409,000. No provision was made the previous year, nor did the Corporation experience any charge-offs during that year. During fiscal year 1996, however, the orporation charged-off $409,000, which equaled its provision, leaving the allowance for loan loss reserves unchanged at the end of fiscal
1996 at $77,000. The $77,000 allowance represented .27% of the net loans receivable and 51.6% of total nonperforming loans as of September 30, 1996.

Management establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Corporation's primary market area, the regulators' view of adequate reserve levels for the thrift industry, and the levels of the allowance for loan losses established by the Corporation's peers. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing assets.

Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although the Corporation maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"), as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

Noninterest Income. Total noninterest income increased $14,000, or 11.0%, to $141,000 for the year ended September 30, 1996 compared to $127,000 for the previous fiscal year. The increase was due to improved fees and operating results by the Bank's service corporation, White River Service Corporation ("WRSC"), compared to previous year.

Noninterest Expense. Noninterest expense, including the non-recurring SAIF assessment of $204,000, increased $339,000, or 35.3%, to $1.3 million for the fiscal year ended September 30, 1996 compared $959,000 for the previous fiscal year. Noninterest expense without the SAIF assessment would have been $1.1 million for fiscal 1996 compared to $959,000 for fiscal 1995, an increase of $133,000 or 13.9%. Salaries and employee benefits, the largest component of noninterest expense, increased $59,000 to $543,000 for fiscal
1996 from $485,000 for fiscal 1995, representing an increase of 12.1%.
Salaries and employee benefits increased as a result of the addition of a full time employee and normal compensation increases. Other expenses also increased in fiscal 1996 primarily as a result of expenses associated with the ATM/Checkcard introduced by the Bank in May 1996 and repairs and maintenance on real estate owned during the year.

On September 30, 1996, federal legislation was enacted that requires the SAIF to be recapitalized with a special assessment on virtually all SAIF-insured institutions, such as the Bank, equal to 65.7 basis points on SAIF-insured deposits maintained by those institutions as of March 31, 1995. This SAIF assessment, which was be paid to the FDIC on November 27, 1996, was $224,000 and was accrued by the Company at September 30, 1996.

As a result of the SAIF recapitalization, the FDIC has proposed to amend its regulation concerning the insurance premiums payable by SAIF-insured institutions. Effective October 1, 1996 through December 31, 1996, the FDIC has proposed that the SAIF insurance premium for all SAIF-insured institutions that are required to pay the Financing Corporation (FICO) obligation, such as the Bank, be reduced to a range of 18 to 27 basis points from 23 to 31 basis points per $100 of domestic deposits. The Bank currently qualifies for the minimum SAIF insurance premium of 23 basis points. The FDIC has also proposed to further reduce the SAIF insurance premium to a range of 0 to 27 basis points per $100 of domestic deposits, effective January 1, 1997. Management cannot predict whether or in what form the FDIC's final regulation may be promulgated.

Income Tax Expense. Income tax expense decreased $238,000 to $29,000 for fiscal 1996 from $267,000 for fiscal 1995. The decrease was the result of net loss for the year, offset by the recapture of certain bad debt deductions which had reduced the Corporation's tax expense in previous years.

Comparison of the Fiscal Years Ended September 30, 1995 and 1994

General. The Corporation had net income of $449,000 for the year ended September 30, 1995, an increase of $115,000 or 34.4% from the net income of $334,000 for the year ended September 30, 1994. The increase was primarily the result of an $152,000 increase in total interest income, a $21,000 decrease in total interest expense, a $40,000 decrease in the provision for loan losses and a $46,000 increase in noninterest income, offset in part by a $84,000 increase in noninterest expense and an increase of $59,000 in income tax expense.

Interest Income. Total interest income increased $152,000, or 5.1%, to $3.2 million for the year ended September 30, 1995 from $3.0 million for the same period in 1994. The increase was primarily due to higher rates earned on interest-earning assets, particularly on investment securities which interest rates increased 144 basis points to 7.11% and short-term, interest-earning deposits at other banks for which interest rates increased 270 basis points to 7.76%, generally as a result of rising interest rate environment prevalent during fiscal 1995. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

Interest Expense. Total interest expense decreased $21,000, or 1.2%, to $1.6 million for the year ended September 30, 1995 compared to the previous fiscal year. The decrease was primarily due to the reduction in the level of deposits held during the year and a decrease in the rate paid on borrowings. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

Net Interest Income. Net interest income increased $172,000, or 12.5%, to $1.5 million for the year ended September 30, 1995 from $1.4 million the previous fiscal year. The increase in net interest income reflects an overall increase in average interest-earning assets to average interest-bearing liabilities of 112.10% during fiscal 1995 compared to 106.18% during fiscal 1994, primarily as a result of a decrease in the average outstanding interest-bearing liabilities (primarily deposits) during fiscal 1995. In addition, the net yield on average interest-earning assets increased to 3.82% for the year ended September 30, 1995 from 3.38% for the year ended September 30, 1994, primarily due to the increase in the yield on interest-earning assets. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

Provision for Loan Losses. The Corporation made no provision for loan losses for the year ended September 30, 1995. The Corporation did not experience any charge-offs during the year and management, based on its review of the loan portfolio and other factors, considered the allowance for loan losses to be adequate. At September 30, 1995 the Corporation's allowance for loan losses totaled $77,000 or .27% of net loans receivable and 49.36% of total nonperforming loans.

Noninterest Income. Total noninterest income increased $46,000, or 56.8%, to $127,000 for the year ended September 30, 1995 from $81,000 for the previous fiscal year. The increase was due to $36,000 of income recognized by the Bank from its equity investment in its data processor and the absence of the $13,000 loss in 1994 relating to the sale of an investment security. These increases were partially offset by a $14,000 decrease in brokerage fees and commissions from WRSC, the Bank's operating subsidiary, due to an interruption in the sales efforts of WRSC. WRSC's sales efforts were interrupted as a result of personnel changes and the sale by the owners of the company which provided brokerage services for WRSC's customers. The Company entered into an agreement with the new owners of the third party brokerage service company and hired and trained new personnel to resume sales.

Noninterest Expense. Noninterest expense increased $83,000, or 9.6%, to $959,000 for the year ended September 30, 1995 from $875,000 for the previous fiscal year. Increases in noninterest expense stem primarily from increases in compensation and benefits, including expenses related to the ESOP which was established during fiscal 1995 and professional fees for legal and accounting services, reflecting the additional costs associated with operating as a public company.

Income Tax Expense. Income tax expense increased $59,000, or 28.4%, to $267,000 for the year ended September 30, 1995 from $208,000 for the previous fiscal year. This increase was a direct result of increased taxable net income for the year.

Average Balances, Interest Rates and Yields

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense from average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                 At                           September 30,
	                           September 30,
                               	1996                  1996                              1995

                                         Average     Interest          Average      Interest
                                Yield/  Outstanding   Earned/  Yield/  Outstanding  Earned/    Yield
                                 Rate    Balance      Paid     Rate    Balance      Paid        Rate

Interest-Earning Assets:
 Loans receivable(1)	           8.36%  $28,974       $2,402   8.29%   $29,551      $2,429     8.22%
 Mortgage-backed securities	    7.52     5,102          347   6.80      2,513         188     7.48
 Investment securities	         6.15     1,972          125   6.34      2,278         162     7.11
 Interest-earning
    deposits at banks	          4.57     4,939          314   6.36      5,886         354     5.98
 FHLB stock	                    7.76       335           26   7.76        335          26     7.76
  Total interest-
    earning assets(1)	          7.67    41,322        3,214   7.78     40,563       3,159     7.79

Interest-Bearing Liabilities:
 Savings deposits	              2.97     5,983          207   3.46   $  6,515         231     3.55
 Demand and NOW deposits	       2.45     5,726          151   2.64      5,774         172     2.98
 Certificate accounts	          5.63    20,889        1,157   5.54     20,782       1,064     5.12
 Borrowings	                    5.72     3,973          241   6.07      3,115         144     4.62
  Total interest-bearing
     liabilities	               4.66    36,571        1,756   4.80     36,186       1,611     4.45
Net interest income	                                 $1,458                        $1,548
Net interest rate spread(1)(2)  3.01                          2.98%                           3.34%
Net interest-earning assets(1)         $ 4,751                        $ 4,377
Net yield on average interest-
 earning assets(3)              3.38%                         3.53%                           3.82%
Average interest-earning assets to
 average interest-bearing liabilities	                      112.99%                   112.10%
_________________

<F1>
(1)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
<F2>
(2)	Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate of interest-bearing liabilities.
<F3>
(3)	Net yield on average interest-earning assets represents net interest income before provision for loan losses divided by average interest-earning assets.

Rate/Volume Analysis of the Net Interest Income

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume
(i.e., changes in volume multiplied by old rate) and (ii) changes in rate
(i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                         Year Ended September 30,
                                1996 vs. 1995                            1995 vs. 1994
                                Increase                 Total           Increase           Total
                               (Decrease)               Increase        (Decrease)         Increase
                                 Due to                                  Due to
                                 Volume         Rate   (Decrease)        Volume     Rate  (Decrease)
                                                             (In Thousands)
Interest-earning assets:
Loans receivable                  $  (45)       $  20    $ (25)          $ (36)     $  ---   $ (36)
Mortgage-backed securities           193          (35)     158              31       (18)       13
Investment securities                (22)         (11)     (33)             16        33        49
Interest-earning deposits at banks   (57)          12      (45)            (15)      132       117
FHLB Stock                           ---           ---      ---             ---        9         9

Total interest-earning assets      $  69        $ (14)      55           $ (4)      $115       152

Interest-bearing liabilities:
Savings deposits                     (19)          (5)     (24)           $ (32)    $  37        5
Demand and NOW deposits               (1)         (20)     (21)             (67)      (75)    (142)
Certificate accounts                   5           88       93              (17)      140      123
Borrowings                            40           57       97                56      (62)      (6)

Total interest-bearing
     liabilities                   $  25        $ 121      145             $(60)    $  40      (20)

Net interest income                                      $ (90)                               $172

Asset/Liability Management

The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management believes it is important to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes. Specific strategies to manage interest rate risk have included the origination of ARMs and advances from the FHLB to match durations of fixed rate mortgages. In addition, management monitors the spread between short-term and long-term liabilities, and at the appropriate time, lengthens its interest-bearing liabilities to keep the percent change in NPV within acceptable limits. At September 30, 1996, approximately $20.3 million, or 72.1%, of the Corporation's mortgage loans and mortgage-backed securities were scheduled to mature or reprice during the next five years. Management anticipates that it will replace these loans in the normal course of business and through marketing efforts which are devoted to attracting mortgage loans directly from the public. Subject to demand, new loans will be originated at market interest rates. Loans may also be purchased from other originators as whole loans or participations in pools of loans should local demand prove unsatisfactory. Furthermore, mortgage-backed securities may also be purchased if excess funds cannot be invested in mortgage loans.

OTS regulations provide a NPV approach to the quantification of interest rate risk. Under OTS regulations, an institutions "normal" level of interest rate risk, in the event of an assumed change in interest rate, is a decrease in the institution's NPV in an amount not exceeding two percent of the present value of its assets. Thrift institutions with greater than normal interest rate exposure, as defined above, must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro-forma decrease in NPV) and
(b) its normal level of exposure which is two percent of its present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. Accordingly, the Bank, because of its asset size and level of risk-based capital, is exempt from this requirement.

Notwithstanding the foregoing, utilizing the foregoing measuring concept, at September 30, 1996, a change in the interest rate of positive 200 basis points would have resulted in a 1.03% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a .38% decrease in the NPV as a percent of the present value of the Bank's assets. Therefore, the Bank's level of interest rate risk would be considered normal under OTS regulations.

Presented below, as of September 30, 1996, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 400 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

Change in                                                                At September 30, 1996
Interest Rate         Board Limit         Estimated            Amount       Percent
(Basis Points)      Percent Change           NPV               Change        Change
                                                 (Dollars In Thousands)
+400 bp                  (60)%                   $4,209        $(1,509)            (26)%
+300 bp                  (45)                     4,671         (1,047)            (18)
+200 bp                  (30)                     5,099           (619)            (11)
+100 bp                  (15)                     5,464           (254)             (4)
0 bp                      ---                     5,718            ---             ---
-100 bp                  (15)                     5,796             78               1
-200 bp                  (30)                     5,655            (63)             (1)
-300 bp                  (45)                     5,573           (145)             (3)
-400 bp                  (60)                     5,638            (80)             (1)

As indicated in the table above, the Bank has structured its assets and liabilities in an attempt to maintain interest rate risk at a level deemed acceptable by the Board. Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.

In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities for periods of re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal level would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debts may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Liquidity and Capital Resources

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank's regulatory liquidity at September 30, 1996 was 12.85%. In addition to the regulatory liquidity requirement, the Bank is required to maintain short-term liquid assets (as defined by OTS regulations) equal to 1.0% of the average sum of net withdrawal deposits and other liabilities. The Bank's short-term liquidity ratio at September 30, 1996 was 10.67%.

Liquidity management is both a daily and long-term responsibility of management. Management adjusts the Bank's investments in liquid assets based upon its assessment of (i) expected loan demand, (ii) expected deposit flows,
(iii) yields available on interest-earning investments and (iv) the objectives of its asset/liability management program. Excess liquidity generally is invested in interest-bearing overnight deposits. If the Bank requires additional funds beyond its internal ability to generate such funds it has additional borrowing capacity with the FHLB of Indianapolis and collateral eligible for repurchase agreements. At September 30, 1996, the Corporation had outstanding borrowings consisting of $274,000 in reverse repurchase agreements and $3.7 million in FHLB advances, with the capacity to borrow up to an additional $19.6 million from the FHLB of Indianapolis.

The Bank principally uses its liquidity resources to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs.
At September 30, 1996, the Bank had $1.4 million of loan commitments.

Certificates of deposit scheduled to mature in a year or less at September 30, 1996 totaled $9.95 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.
There can be no assurance, however, that the Bank can retain all such deposits. Management anticipates that it will have sufficient funds available to meet the Bank's liquidity needs.

The primary investing activities of the Bank includes the origination and purchase of loans and the purchase of mortgage-backed and investment securities. At September 30, 1996, these assets accounted for 85% of the Bank's total assets. Such originations and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, FHLB advances and net income.

At September 30, 1996, the Bank had tangible and core capital of $4.3 million, or 10.07% of adjusted total assets, which was approximately $3.6 million and $3.0 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1996 of $4.3 million (consisting of $4.3 million in core capital), or 20.9% of risk-weighted assets of $20.7 million. This amount was $2.7 million above the 8.0% requirement in effect on that date.

Home Building has a need for, and sources of, liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of any dividends to shareholders. At September 30, 1996, Home Building had $841,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from the Bank. Dividends totaling $290,000 were paid from the Bank to Home Building for the year ended September 30, 1996. Home Building also retained $1.4 million of the net cash from the Conversion and, as a public company, has access to public debt and equity markets. For the year ended September 30, 1996, Home Building paid dividends to shareholders totaling $98,000 and repurchased 20,000 shares of common stock at a total cost of $345,000. Home Building currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary. Management anticipates that it will have adequate funds to meet the Corporation's foreseeable short- and long-term liquidity needs.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike most industrial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the price of goods and services.

Forward-Looking Statements

Certain statements in this report that relate to Home Building Bancorp, Inc.'s plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting Home Building Bancorp's business and prospects is contained in the Corporation's periodic filings with the Securities and Exchange Commission.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
WASHINGTON, INDIANA

CONSOLIDATED
FINANCIAL STATEMENTS
FISCAL YEARS ENDED
SEPTEMBER 30, 1996 AND 1995
AND
INDEPENDENT AUDITOR'S REPORT

HOME BUILDING BANCORP, INC. AND SUBSIDIARIES
WASHINGTON, INDIANA

Index to Consolidated Financial Statements
                                                                        PAGE

Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . . . .13

Consolidated Statements of Financial Condition
  as of September 30, 1996 and 1995 . . . . . . . . . . . . . . . . . . .14

Consolidated Statements of Income for the
  years ended September 30, 1996 and 1995. . . . . . . . . . . . . . . . 15

Consolidated Statements of Shareholders' Equity for the
  years ended September 30, 1996 and 1995 . . . . .  . . . . . . . . . . 16

Consolidated Statements of Cash Flows for the
  years ended September 30, 1996 and 1995  . . . . . . . . . . . . . . . 17

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . 18-30

INDEPENDENT AUDITOR'S REPORT






To the Board of Directors
Home Building Bancorp, Inc.
Washington, Indiana


We have audited the accompanying consolidated statements of financial condition of Home Building Bancorp, Inc., and subsidiaries, as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Building Bancorp, Inc., and subsidiaries, as of September 30, 1996 and
1995 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, during 1996.


Kemper CPA Group, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


Mt. Carmel, Illinois
October 23, 1996

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Financial Condition
September 30, 1996 and 1995


                                                 1996                     1995
                                ASSETS
Cash and due from banks                         $ 1,428,754               $   640,003
Interest-bearing deposits with banks              3,793,704                 4,578,674
Securities available for sale                     7,532,540                 3,239,852
Securities held to maturity, fair market
value of $473,000 in 1996 and $3,344,919
in 1995                                            	473,104	                3,294,652
Loans receivable, net of allowance for
loan losses of   $77,000 in 1996 and
$77,039 in 1995	                                 28,108,279               	28,881,714
Accrued interest receivable	                        174,519	                  154,315
Premises and equipment	                             787,008	                  809,054
Other assets	                                       262,792	                   71,246
     Total assets	                              $42,560,700	              $41,669,510

             LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Savings and NOW deposits	                       $11,571,843	              $11,235,945
Other time deposits	                             21,055,789	               20,033,498
     Total deposits	                             32,627,632	               31,269,443

Advances from Federal Home Loan Bank	             3,699,985                	2,930,153
Securities sold under agreements to repurchase	     273,951                	1,138,245
Accrued expenses and other liabilities	             460,613	                  255,957
     Total liabilities	                          37,062,181           	    35,593,798

Shareholders' equity:
   Common stock, $.01 par value, 1 million
     shares authorized, 331,660 issued
     and outstanding at September 30, 1996
     and 322,000 issued and outstanding
     at September 30, 1995	                           3,317	                    3,220
   Additional paid-in capital	                    3,014,935                	2,855,642
   Treasury stock, at cost	                        (345,000)	                    -
   Retained earnings	                             3,217,134	                3,451,949
   Net unrealized (loss) on available for
     sale securities net of deferred tax
     of $17,694 in 1996 and $2,138
     in 1995	                                       (26,397)	              (3,259)
   Unearned ESOP & recognition and
     retention shares	                             (365,470)	            (231,840)
     Total shareholders' equity	                  5,498,519	            6,075,712

     Total liabilities and shareholders' equity	$42,560,700	          $41,669,510


The accompanying notes are an integral part of these consolidated financial statements.

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Income
Years Ended September 30, 1996 and 1995

                                 	       1996       	       1995
Interest income:
	Loans receivable            	     $  2,404,113	       $  2,428,737
	Investments	                           155,259	            188,354
	Mortgage-backed securities	            346,243	            187,727
	Deposits with other banks	             308,865      	      354,156
	     Total interest income     	     3,214,480       	   3,158,974

Interest expense:
	Deposits                       	     1,514,716          	1,466,287
	Repurchase agreements	                  25,065	              8,266
	Other borrowed funds	                  216,289     	       135,946
	     Total interest expense	         1,756,070       	   1,610,499

Net interest income	                  1,458,410          	1,548,475
Provision for loan losses	             (409,770)	              -

     Net interest income after
      provision for loan losses       1,048,640	          1,548,475

Noninterest income:
	Gain on sale of assets	                  6,009	              6,666
	Customer service fees	                 135,381	            119,950
	     Total other income	               141,390      	      126,616


Noninterest expenses:
	Salaries and employee benefits	        543,101            	484,517
	Occupancy and equipment	               122,519            	145,039
	Deposit insurance premium	             299,308             	82,322
	Computer expense	                       56,769	             50,696
	Service fees	                           50,869             	47,847
	Advertising expense	                    48,358             	45,457
	Professional fees	                      63,669             	45,470
	Other expense	                         113,513	             57,558
	     Total other expenses	           1,298,106	            958,906

Income (loss) before income taxes	     (108,076)           	716,185
Income tax expense	                     (28,684)	          (266,924)

Net income ( loss)	                 $  (136,760)        	$  449,261

Net income (loss) per share of
    common stock	                   $    (0.46)	         $     1.07
Weighted average shares outstanding	    298,992	            296,240




The accompanying notes are an integral part of these consolidated financial statements.

3

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Shareholders' Equity
Years Ended September 30, 1996 and 1995

                                                         					         Unrealized	   Unearned
	                              Common	  Paid in  	Treasury	  Retained 	Gain (Loss)	  Compen-	   Total
	                              Stock 	  Capital     Stock   	Earnings   Securities   sation  	  Equity
Balance, September 30, 1994	                               		$3,026,838                         $3,026,838
Net income for the year
   ended September 30, 1995	                               			449,261			                           449,261
Proceeds from issuance
   of common stock	           $3,220	   $2,855,642				                               $(257,600)	 2,601,262
Cash dividends paid				                                       (24,150)			                          (24,150)
Allocation of ESOP shares						                                                         25,760	     25,760
Adoption of SFAS 115                                               					$(35,000)		                (35,000)
Net changes in unrealized
   loss on securities
   available for sale,
   net of taxes of $2,138                                                 31,741    	               31,741

Balance, September 30, 1995   3,220	     2,855,642		        3,451,949	    (3,259)	    (231,840)	 6,075,712

Net income (loss) for the year
   ended September 30, 1996				                              (136,760)			                         (136,760)
Proceeds from issuance
   of 9,660 shares of
   common stock for
   funding Recognition
   and Retention Plan	           97	       159,293				                                (159,390)
Cash dividends paid				                                       (98,055)			                          (98,055)
Allocation of ESOP shares						                                                         25,760	     24,760
Purchase of 20,000 shares of
   treasury stock, at cost			                     (345,000)				                                   (345,000)
Net changes in unrealized
   loss on securities available
   for sale, net of
   taxes of $16,137                                                      (23,138)                  (23,138)

Balance at September 30, 1996	$3,317	 $3,014,935 $(345,000)	$3,217,134	 $(26,397)	   $(365,470)	$5,498,519















The accompanying notes are an integral part of these consolidated financial statements.

4

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Cash Flows
Years Ended September 30, 1996 and 1995
                                                  	        1996    	        1995
Cash flows from operating activities:
  Net income(loss)	                                     $  (136,760)	    $  449,261
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Depreciation and amortization	                       32,090	         37,367
        Provision for loan losses	                          409,770	             -
        Other gains and losses, net	                         (6,009)	        (6,666)
        (Increase) decrease in accrued interest receivable	 (20,204)	       (44,737)
        Increase (decrease) in accrued expenses and
           other liabilities	                               230,416	        118,820
        (Increase) decrease in other assets	               (175,409)	        72,678
        Total adjustments	                                  470,654	        177,462
 Net cash provided by operating activities	                 333,894	        626,723

Cash flows from investing activities:
  Net (increase) decrease in interest-bearing
       deposits with banks	                                 784,970       	(140,206)
  Purchases of available-for-sale securities	            (3,141,399)   	 (3,259,205)
  Proceeds from maturities of
       available-for-sale securities	                     1,445,451        	456,540
  Purchases of held-to-maturity securities                     	-          	634,290
  Proceeds from maturities of held-to-maturity securities	  185,533             	-
  Net (increase) decrease in loans	                         270,248      	1,247,079
  Net purchases of premises and equipment	                  (10,044)         (9,842)
  Proceeds from sale of foreclosed collateral	               99,426      	       -
  Net cash used in investing activities	                   (365,815)    	(1,071,344)

Cash flows from financing activities:
  Net increase (decrease) in savings and
       NOW deposit accounts	                                335,898     	(3,708,492)
  Net increase in time deposits	                          1,022,291       	(454,499)
  Net decrease in securities sold under
       agreements to repurchase	                           (864,294)	     1,138,245
  Repayments of Federal Home Loan Bank Advances	           (230,168)	      (265,027)
  Proceeds from Federal Home Loan Bank Advances	          1,000,000      	1,000,000
  Issuance of capital stock, net of expenses	                    -       	2,602,872
  Purchase of treasury stock                              	(345,000)            	-
  Dividends paid	                                           (98,055)  	     (24,150)
  Net cash provided by financing activities	                820,672    	    288,949
Net increase (decrease) in cash and due from banks         	788,751       	(155,672)
Cash and due from banks at beginning of period	             640,003    	    795,675
Cash and due from banks at end of period	               $ 1,428,754   	 $   640,003

Interest paid	                                          $ 1,761,929	    $ 1,602,962

Income taxes paid  	                                   $    197,200	   $    193,745

The accompanying notes are an integral part of these consolidated financial statements.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock Conversion - On February 7, 1995, Home Building Bancorp, Inc. (the "Corporation") began trading as a public company on The Nasdaq SmallCap Market. The Corporation issued 322,000 shares, $.01 par value common stock, for proceeds of $2,858,862 net expenses of approximately $361,000. Home Building Savings Bank, FSB (the "Bank") converted to a stock federal savings bank following the formation of the Corporation and received proceeds of $1,432,853 in exchange for selling all its common stock to the Corporation. This transaction was accounted for using historical cost in a manner similar to that in a pooling of interests.

Federal regulations require that, upon conversion from a mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with the Bank after conversion. In the event of complete liquidation (and only in such event) each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment of all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in such holders' savings accounts. Federal regulations impose limitations on the payment of dividends and other capital distributions, including, among others, that the Corporation may not declare or pay a cash dividend on any of its capital stock if the effect thereof would cause the Bank's capital to be reduced below the amount required for the liquidation account or the capital requirements imposed by the Financial Institutions Reform, Recovery, and Enforcement Act and the Office of Thrift Supervision (the "OTS") (See Note
15).  The liquidation account balance was $3,128,000 at conversion.

Principles of Consolidation - The consolidated financial statements include the accounts of Home Building Bancorp, Inc., Home Building Savings Bank, FSB, and White River Service Corporation (the "Service Corp"), the Bank's wholly owned subsidiary, which sells stocks, bonds, mutual funds, and annuities. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents - For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet caption cash and due from banks.

Securities Held to Maturity - Consist of mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale - Available for sale securities consist of bonds and mortgage backed securities not classified as held to maturity.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of retained earnings until realized.

Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Stock in the Federal Home Loan Bank is carried at cost.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Loans Receivable - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Discounts on purchased, first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Unearned discounts on installment loans are recognized over the term of the loans using the interest method.

Loan origination fees and direct costs related to loan originations are recorded as income and charged to expense during the period received or incurred. The Bank has determined that deferring these items would have an immaterial impact on the Bank's results of operation.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowances for impaired loans are generally determined based on collateral values. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.
Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Foreclosed Real Estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.
Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. The portion of interest costs relating to the development of real estate is capitalized. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

Income Taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Premises and Equipment - Land is carried at cost. Building, improvements, and furniture, fixtures, and equipment, are carried at cost, less accumulated depreciation computed principally by the straight-line method.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Effect of New Financial Accounting Standards - Statement of Financial Accounting Standards No. 107, and No. 119, "Disclosures about Fair Value of Financial Instruments," became effective for the Corporation for the fiscal year beginning October 1, 1995 and require disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statements of financial position, for which it is practical to estimate fair value. The adoption of this statement had no impact on the Corporation's financial position or results of operations.

The Bank adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosures," as of October 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. The Bank had previously measured the allowance for credit losses using methods similar to those prescribed in SFAS No. 114. As a result of adopting these statements, no additional allowance for loan losses was required as of October 1, 1995.

Statement Of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," will be effective for the Corporation for the year beginning October 1, 1996 and generally requires entities that sell or securitize loans and retain the mortgage servicing rights to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value. The standard is not expected to have a material impact on the corporation's financial statements.

Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," will be effective for the Corporation for the year beginning October 1, 1996 and generally requires entities that have stock based compensation to disclose to the employee stock options based on their fair value at the grant date. The entity is required to use recognized option pricing models to estimate the fair values. The standard is not expected to have a material impact on the financial statements.

Financial Instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed in Note 8:

Cash and short term instruments. The carrying amounts of cash and short term instruments approximate their fair value.

Available for sale and held to maturity securities. Fair values for securities are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Fair Values of Financial Instruments, Continued

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit qualify. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities. The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CD's) approximate their fair values at the reporting date. Fair values for fixed-rate CD's are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings. The carrying amounts of securities sold under agreements to repurchase maturing within 90 days approximate their fair value. The fair values of the Bank's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

Net Income Per Share - Net income per share of common stock for 1996 has been computed on the basis of the weighted-average number of shares of common stock outstanding. Net income per share of common stock for 1995 has been computed on the basis of the weighted average number of shares of common stock outstanding using net income since conversion of $316,643.

Reclassifications - Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

NOTE 2 - DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carry amount of securities and their approximate fair values at September 30 follow.

Available for sale
				                                 GROSS    	     GROSS
	     1996		         AMORTIZED	     UNREALIZED    	UNREALIZED	      FAIR
			                    COST          GAINS          LOSSES 	        VALUE
U.S. Government
  Agency securities   	$1,783,295	   $1,289      	  $(47,147)	      $1,737,437
Mortgage-backed
	  securities	         	5,294,065	   62,280         	(53,176)	       5,303,169
Stock in FHLB		           334,900 		      0	        	      0         		334,900
Other securities		        163,990       		0	         	(6,956)	        	157,034

	   TOTALS       	     $7,576,250	  $63,569	       $(107,279)	      $7,532,540

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - DEBT AND EQUITY SECURITIES, CONTINUED

Available for sale, continued
				                                    GROSS	          GROSS
	     1995		           AMORTIZED	     UNREALIZED	     UNREALIZED    	   FAIR
	     		                  COST          GAINS           LOSSES     	   VALUE
	Equity securities	     $ 32,987	      $   0	           $   0	           $ 	32,987
U.S. government and
	 agency securities	   1,343,405	      14,238	          (5,000)         	1,352,643
Mortgage-backed
  securities		         1,235,739	       1,215	            (629)	         1,236,325
Stock in FHLB	           334,900	           0	               0	            334,900
	Other securities	       279,373	       3,624	               0        	    282,997

	   TOTALS	        $   3,226,404	     $19,077	         $(5,629)	        $3,239,852

Held to maturity securities
				                                   GROSS	         GROSS
	     1996	  	          AMORTIZED	   UNREALIZED  	  UNREALIZED	      FAIR
	     		                  COST       	 GAINS          LOSSES     	   VALUE
Mortgage-backed
	 securities		         $	473,104	   $		   0         $	(104)	     $	473,000

                                 				  GROSS	         GROSS
	     1995  		         AMORTIZED	   UNREALIZED	    UNREALIZED	      FAIR
	     		                 COST          GAINS         LOSSES   	     VALUE
U.S. Government and
	 agency securities  	$	499,625	    $ 	    0	      $	(19,225)	   $	480,400
Mortgage-backed
	 securities		        2,795,027       70,306	           (814)	   2,864,519

	   TOTALS	         $ 3,294,652	    $ 70,306	      $ (20,039)	 $ 3,344,919

During the first quarter of fiscal year 1996, the Financial Accounting Standards Board allowed a one-time opportunity for entities to review their classifications of investments in accordance with Statement on Financial Accounting Standards (SFAS) No. 115 and reclassify investments without the constraints imposed by SFAS 115. Thus, the Corporation transferred securities with amortized costs of $2,617,941 and fair value of $2,645,719 from held to maturity to available for sale, increasing the carrying value by $27,778. During 1996, there were no sales of investments available for sale.

The scheduled maturities of securities held to maturity and securities (other than equity securities) available for sale at September 30, 1996 were as follows:

		Held to maturity securities:			Available for sale securities:
         			                AMORTIZED	           FAIR	            AMORTIZED	     FAIR
	     		                     COST       	       VALUE    	         COST    	    VALUE
	Due in one year or less	   $	  0	             $ 	  0	           $	   0	       $ 	  0
	Due from one to five years  251,747	           249,545	          980,761	      960,188
	Due from five to ten years  221,357	           223,455	        1,111,571 	   1,100,215
	Due after ten years	           0		                 0	          5,149,018		   5,137,237
                	   		      $473,104	          $473,000	       $7,241,350	   $7,197,640

For purposes of the maturity table, mortgage backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
22

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - LOANS RECEIVABLE

Loans receivable at September 30 are summarized as follows:

                                      		1996		              	1995
Commercial	                        $  1,173,354	          $1,087,000
Real estate  construction              	276,200	              55,149
Commercial real estate                   81,771              	92,000
Residential real estate              21,815,594          	22,866,410
Consumer	                             4,996,685	           5,052,242
     Subtotal	                       28,343,604	          29,152,801
Loans in process                       	(75,066)	            (95,974)
Net deferred loan fees and discounts   	(83,259)	            (98,074)
Allowance for loan losses	              (77,000)	            (77,039)
                                    $28,108,279	         $28,881,714

An analysis of the change in the allowance for loan losses follows:

                                     		  1996			              1995
Balance at October	                     $77,039	             $77,039
Loans charged off	                     (409,809)	                  0
Recoveries	                                   0        	           0
     Net Loans charged off	            (409,809)	                  0
Provision for loan losses	              409,770        	           0
Balance at September 30	                $77,000	             $77,039

Impairment of loans having recorded investments of $197,493 at September 30, 1996 and $114,088 at September 30, 1995 has been recognized in conformity with FASB Statement 114, as amended by FASB Statement 118. The average recorded investment in impaired loans during 1996 and 1995 was $104,038 and $158,204, respectively. The total allowance for loan losses related to these loans was $22,328 and $41,241 on September 30, 1996 and 1995, respectively. Interest income that would have been recorded under the original term of such loans but has been foregone totaled approximately $6,302 and $6,632 for the years ended September 30, 1996 and 1995, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.


NOTE 4 - PREMISES AND EQUIPMENT

Components of properties and equipment included in the consolidated statements of financial condition at September 30, 1996 and 1995 were as follows:

                                    		1996	               		1995
Cost:
	Land                               	$	140,048	         $	140,048
	Bank premises	                        969,459           	969,459
	Furniture and equipment	              208,000	           197,956
	Leasehold improvements	                     0          		      0
		Total Cost					                    1,317,507	         1,307,463
Less accumulated depreciation				    	(530,499)        		(498,409)
	Net book value					                 $	787,008	         $	809,054

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - DEPOSITS

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was approximately $2,543,138 and $851,675 as of September 30, 1996 and 1995, respectively.

At September 30, 1996 the scheduled maturities of CDs are as follows:

      1997	      $10,851,684
     	1998	        2,828,159
     	1999	        2,149,053
     	2000	        4,167,800
     	2001		       1,059,093
		              $	21,055,789


NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK and OTHER BORROWED FUNDS

The advances from the Federal Home Loan Bank consisted of advances ranging in interest rates from 5.4%-8.75%. These advances are collateralized by virtually the Corporation's entire mortgage loan and securities portfolio. Maturity dates for advances outstanding at September 30, 1996 and 1995:

                       		1996             			1995
	1996	              $      	0		          $ 1,730,168
	1997		             1,199,644		              199,644
	1998		             1,172,926		              172,926
	1999                	649,552		              149,552
	2000 and thereafter		677,863		              677,863

	                	$	3,699,985	           $	2,930,153

Other borrowed funds, consisting of agreements to repurchase securities sold, at September 30, 1996 totaled $273,951. The agreements at September 30, 1996 mature within twelve months.

Information concerning these borrowings at September 30, is summarized as follows:

                                               			1996      			   1995
	Average balance during the year	             $	454,250      	  $	68,500
	Average interest rate during the year		          5.49%		          5.54%
	Maximum month-end balance during the year	 $	1,129,979	     $	1,138,245

	Mortgage-backed securities under the Corporation's control and underlying the agreements at year-end:

   	Carrying value	       $ 	489,783     	$	1,555,649
   	Estimated fair value		$		483,082	     $	1,584,445

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and lines of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and lines of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
The Bank's experience has been that approximately 30% of home equity commitments and 100% of mortgage loan commitments are drawn upon by customers. The bank evaluates each customer's creditworthiness on a case-by-case basis.
The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory, property, plant, and equipment; and income-producing commercial properties.


NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments were as follows:

                                            		Carrying	  		  Fair
	September 30, 1996		                           Value  		 	  Value
	Financial assets:
	Cash and due from banks, interest-bearing
		deposits with banks	                      $	5,222,458	  $	5,222,458
	Securities available for sale		              7,532,540   		7,532,540
	Securities held to maturity		                  473,104		     473,000
	Loans receivable		                          28,108,279	  	28,176,268
	Accrued interest receivable		                  174,519     		174,519

	Financial Liabilities:
		Deposit liabilities		                      32,627,632		  33,085,864
		FHLB advances		                             3,699,985   		3,666,390

A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at September 30, 1996 follows.
	                                                Notional
	                                                 Amount
	Commitments to extend credit		                 $1,383,100

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9- PENSION PLAN

The Corporation participates in the Financial Institutions Retirement Fund, which is a multi-employer retirement fund that covers substantially all of the Corporation's employees providing defined benefits. The relative position of the Corporation regarding the accumulated plan benefits and plan net assets is not determinable by the Corporation. Pension expense totaled $31,225 and $23,394 for the years ended September 30, 1996 and 1995.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at September 30, 1996, was $122,515. For the year ended September 30, 1996, new loans to such related parties amounted to $17,200 and repayments amounted to $32,521.

NOTE 11 - CONCENTRATION OF CREDIT RISK

Most of the Bank's business and lending activity is with customers located within Daviess County and other surrounding counties in Indiana. Thus, the risk of its loan portfolio is directly affected by the economic well-being of this primarily agricultural area.

NOTE 12 - INCOME TAXES

The Corporation and subsidiaries file separate federal income tax returns on a fiscal-year basis. If certain conditions are met in determining taxable income, the Bank has been allowed a special bad-debt deduction based on a percentage of taxable income (presently 8 percent) or on specified experience formulas. The percentage of taxable income method has been repealed for tax years beginning after December 31, 1995. After the current year, the Bank will be required to use either the experience method or the specific charge-off method. The Bank will also be required to include in income for tax purposes only a portion of its tax bad debt reserve. Approximately $170,000 will be taxed over a period of six years beginning with the fiscal year ending September 30, 1997.

The provision for income taxes consisted of the following for the years ended September 30:

       Current tax provision:     	  1996      	  1995
         Federal	                  $35,673     	$204,161
         State	                     14,374    	   62,763
            Total current expense	  50,047	      266,924

       Deferred  expense	           67,192	            0
       Deferred benefit	           (88,555)	           0
            Total provision	       $28,684	     $266,924

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows.
	                                        1996         	   1995
	Statutory rates	                     ($36,746)	        $243,503
	Increase (decrease) resulting from:
	Effect of tax brackets               	(11,750)	               0
	Effect of tax-exempt income	                0         	( 22,855)
	Tax bad debt deduction	                67,192         	( 16,487)
	State tax provision	                    9,988	           62,763

                                       $28,684          $266,924

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - INCOME TAXES, CONTINUED

Deferred tax assets and liabilities included in other assets at September 30 consist of the following:

                                      	  1996        	  1995
	Deferred tax assets:
	Deferred Saving Association
	     Insurance Fund assessment	      $ 88,555	            0
	Net unrealized losses on available
	     for sale securities            	  18,275	        2,138
                                     	$106,830	       $2,138

	Deferred tax liabilities:
	Allowance for loan losses           	$(67,192)     	$     0


NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Corporation is often defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Corporation.

The Corporation has deposits with two other Banks which exceed the federal deposit insurance limits by approximately $1,055,000.

NOTE 14 - RESTRICTIONS ON RETAINED EARNINGS

The Bank must obtain regulatory approval before any dividends may be declared. Dividends from the Corporation are limited to the unconsolidated retained earnings of the parent corporation.

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -and possibly additional discretionary- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - REGULATORY MATTERS, CONTINUED

As of November 20, 1995, the most recent notification from the Office of the Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

REGULATORY CAPITAL RATIOS
                                                                                    To Be Well
                                                                                 Capitalized Under
                                                              For Capital        Prompt Corrective
                                         Actual           Adequacy Purposes:     Action Provisions:
                                     Amount   Ratio       Amount      Ratio        Amount   Ratio

As of September 30, 1996:
Total Capital
 (to Risk-Weighted Assets)      4,343,000   20.9%       >1,658,800  >8.0%      >2,073,500  >10.0%
Tier I Capital
 (to Risk-Weighted Assets)      4,266,000   20.6%        > 829,400  >4.0%      >1,244,100  > 6.0%
Tier I Capital
 (to Average Assets)            4,266,000   10.1%       >1,694,320  >4.0%      >2,117,900  > 5.0%
Tangible Capital Ratio          4,266,000   10.1%       >  635,370  >1.5%

As of September 30, 1995:

Total Capital
 (to Risk-Weighted Assets)     4,731,000    20.9%      >1,814,400   >8.0%      >2,268,000  >10.0%
Tier I Capital
 (to Risk-Weighted Assets)     4,654,000    20.5%       > 907,200   >4.0%      >1,360,800   >6.0%
Tier I Capital
 (to Average Assets)           4,654,000    11.2%      >1,667,440   >4.0%      >2,084,300   >5.0%

Tangible Capital Ratio         4,654,000    11.2%       > 625,290   >1.5%

NOTE 16 - EMPLOYEE STOCK OWNERSHIP PLAN

Employee Stock Ownership Plan - Concurrent with the conversion the board of directors approved the adoption of the Home Building Bancorp, Inc., Employees Stock Ownership Plan (the "ESOP"). The ESOP is qualified under Sections 401
(a) and 501 (a) of the Internal Revenue Code. Eligibility is based on hours of service, date of hire, and age. Contributions to the ESOP are determined by the board of directors, in the form of cash or the Corporation's common stock. No employee contributions are accepted. Contributions are allocated based on the ratio of the participant's compensation to total compensation of all participants. Participant's account balances are fully vested after five years of service. ESOP expense recorded for the year ended September 30, 1996 and 1995, totaled $25,760, with 3,151 and 2,767 shares committed to be allocated at September 30, 1996 and 1995, respectively. The fair value of unallocated shares was $347,229 and $347,760 at September 30, 1996 and 1995, respectively.

HOME BUILDING BANCORP, INC
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - EMPLOYEE STOCK OWNERSHIP PLAN, CONTINUED

The ESOP shares at September 30 were as follows:

		                                1996              	1995
	Allocated Shares	                2,767            	    0
	Shares released for allocation	  3,151            	2,767
	Unreleased shares	              19,842	           22,993
	Total ESOP shares	              25,760	           25,760


NOTES 17 - RECOGNITION AND RETENTION PLAN

The adoption of the Recognition and Retention Plan ("RRP"), was approved by the Corporation's shareholders on January 22, 1996. This plan is for the benefit of directors and certain officers of the Corporation. The RRP is a
restricted stock award plan   The RRP is administered by a Committee of
Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plan. The total shares made available for awards under the RRP plan were 12,880. The Committee has awarded 9,660 shares of common stock under the RRP. RRP awards vest in five equal annual installments, with the first award vesting on January 22, 1997, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying consolidated statements of financial condition.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 - PARENT ONLY FINANCIAL STATEMENTS

Summarized financial information concerning Home Building Bancorp, Inc., only as of September 30, 1996 is as follows:
ASSETS
Cash	                                    $  841,118
Certificates of deposit with other banks	   198,000
Investment in subsidiary	                 4,239,973
Loan receivable from subsidiary	            206,080
Other assets	                                13,348
Total Assets	                            $5,498,519

LIABILITIES AND SHAREHOLDERS' EQUITY
Common stock, $.01 par value,
331,660 outstanding at September 30, 1996	    3,317
Paid in capital	                          6,150,432
Treasury stock	                            (345,000)
Retained earnings	                           81,637
Unearned compensation	                     (365,470)
Unrealized loss on securities
    available for sale	                     (26,397)

Total Liabilities & Shareholders' Equity	$5,498,519

Interest income	                         $   63,105
(Loss) from subsidiary	                    (123,330)
  Total Income(Loss)	                       (60,225)
Expenses	                                   (63,885)
Income Before Income Tax Expense	          (124,110)
Income Tax Expense	                         (12,650)
Net (Loss)	                               $(136,760)

Cash flows from operating activities
  Net income (loss)	                      ($136,760)
  Adjustments to reconcile net income
   to net cash provided by operating
   activities
      Increase in other assets	             (13,539)
      Decrease in other liabilities	        (41,000)
      Dividends received from sub	          290,000
      Loss from subsidiary	                 123,330
  Net cash provided by operating activities	222,031
Cash flows from investing activities
  Net decrease in loans	                     25,760
Cash flows from financing activities
Purchase of treasury stock	                (345,000)
Dividends paid	                             (98,055)
  Net cash used by financing activities	   (443,055)

Net decrease in cash                      	(195,264)
Cash at beginning of period	              1,036,382
Cash at end of period	                   $  841,118

Cash dividends paid to the Corporation from the Bank for the years ended September 30,
                             	  1996       	  1995
                              $290,000	     $    0

HOME BUILDING BANCORP, INC.
SHAREHOLDER INFORMATION



ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Monday, January 20, 1997, at the main office of the Corporation, located at 200 East VanTrees Street, Washington, Indiana.

STOCK LISTING

The Corporation's stock is traded on The Nasdaq SmallCap Market under the symbol "HBBI".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low bid prices since the Corporation's Common Stock began trading on February 7, 1995 and any dividends declared. The information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.

                        1996                                   1995
                HIGH     LOW     DIVIDEND            HIGH      LOW      DIVIDEND
First Quarter   $17.00   $15.25  $.075               N/A       N/A      N/A
Second Quarter  $17.50   $16.25  $.075            $12.50(1)   $10.75(1) $ ---(1)
Third Quarter   $19.50   $16.25  $.075            $13.00      $12.50    $ ---
Fourth Quarter  $22.00   $17.00  $.075            $15.00      $13.50    $.075

(1)  Reflects the period from February 7, 1995 through March 31, 1995.

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. The Corporation paid a $.075 quarterly dividend on October 22, 1996 to shareholders of record on October 8, 1996. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

At September 30, 1996, the Corporation had approximately 335 shareholders of record and 282,158 outstanding shares of Common Stock.

SHAREHOLDERS AND GENERAL INQUIRIES           	TRANSFER AGENT

Bruce A. Beesley, President	           			Registrar and Transfer Company
Home Building Bancorp, Inc. 				          10 Commerce Drive
200 East VanTrees Street          				    Cranford, New Jersey 07016
Washington, Indiana  47501				            (908) 272-8511
(812) 254-2641

ANNUAL AND OTHER REPORTS

The Corporation is required to file an annual report on Form 10-KSB for its fiscal year ended September 30, 1996, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Corporation's quarterly reports may be obtained without charge by contacting: Bruce A. Beesley, President, Home Building Bancorp, Inc., 200 East VanTrees Street, Washington, Indiana 47501; telephone number (812) 254-2641.

HOME BUILDING BANCORP, INC.
CORPORATE INFORMATION



CORPORATION AND BANK ADDRESS

200 East VanTrees Street					Telephone:	(812) 254-2641
Washington, Indiana  47501 					Fax:		(812) 254-2619




DIRECTORS OF THE BOARD	OF HOME
BUILDING BANCORP, INC AND HOME
HOME BUILDING SAVINGS BANK, FSB


Robert M. Murray
Chairman of the Board of Home Building Bancorp,
Inc. and Home Building Savings Bank, FSB
Washington, Indiana

Bruce A. Beesley
President and Chief Executive Officer of Home
Building Bancorp, Inc. and Home Building Savings
Bank, FSB
Washington, Indiana

Blake L. Chambers
Partner, Law firm of Waller, Leonard
Chambers & Hanson
Washington, Indiana

C. Darrell Deem, D.D.S.
Dentist
Washington, Indiana

Gregory L. Haag
President, Haag Heating and Air Conditioning, Inc.
Washington, Indiana

Thomas L. Hagel
President, Hagel's Hearing Service
Washington, Indiana

James E. Scheid
Owner, Scheid Farms
Washington, Indiana

Larry G. Wilson
President, R.L. Wilson Family Farms, Inc.
Montgomery, Indiana

Amos M. Wittmer
Owner and Auctioneer, Wittmer & Yagle Auction
Service
Montgomery, Indiana


EXECUTIVE OFFICERS OF HOME
BUILDING BANCORP, INC. AND
BUILDING SAVINGS BANK, FSB

Bruce A. Beesley
President and Chief Executive Officer of 	Home Building Bancorp, Inc. and Home
Building Savings Bank, FSB

Debra K. Shields
Vice President and Chief Financial Officer
of 	Home Building Bancorp, Inc. and Home 	Building Savings Bank, FSB


INDEPENDENT AUDITORS

Kemper CPA Group LLC
1500 Cherry Street
Mt. Carmel, Illinois  62863


SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Seventh Floor, East Tower
Washington, D.C.  20005