Form 10KSB40, Exhibit 13
period 1997-09-30
HOME BUILDING BANCORP INC
filed 1997-12-29
CIK 930594

Exhibit 13

ANNUAL REPORT TO SECURITY HOLDERS
1997 ANNUAL REPORT


	[LOGO]








HOME BUILDING BANCORP, INC.
Washington, Indiana

TABLE OF CONTENTS






                                                    Page No.

President's Message                                     1
Selected Consolidated Financial Information             2
Management's Discussion and Analysis of Financial
  Condition and Results of Operation                    3
Consolidated Financial Statements                      14
Shareholder Information                                33
Corporate Information                                  34

	[HOME BUILDING BANCORP, INC. LETTERHEAD]



                                                       December 19, 1997


Dear Shareholder:

It is a pleasure to present to you the Annual Report of Home Building Bancorp, Inc. for the year ended September 30, 1997, our second full year as a publicly held corporation. This year marked a return to solid profitability after the challenges of last year.

The Corporation posted net income of $328,000, or $1.15 per share outstanding, as of September 30, 1997. This profit resulted from growth in net loans receivable, maintenance of a below average cost of funds, and lower noninterest expenses than the previous year.

During the year we took a variety of steps to increase the convenience and comfort of our customers. The office hours of the Corporation's wholly-owned subsidiary, Home Building Savings Bank, F.S.B., were modified to include Saturdays, the Washington, Indiana office was remodeled, and our debit card program was expanded. Our customers now have more access to us than ever before.

At this years Annual Meeting Robert M. Murray and Amos W. Wittmer, two of our most distinguished directors, will retire. Chairman Murray has been associated with Home Building since 1946. He oversaw the evolution of the Bank from a "building and loan" sharing offices with a law firm into the modern unitary thrift holding company it is today. He has been a director since 1964, and was President/CEO from 1977-1990. Mr. Murray has been Chairman of the Board since 1990. Mr. Wittmer became a director in 1974 and brought excellent business judgement and experience to the Bank. Mr. Wittmer also served on the Bank's Executive Committee since 1978. We at Home Building wish to express to Messrs. Murray and Wittmer our sincere thanks for their many years of faithful and dedicated service. These men are widely known and respected throughout the communities we serve, and we look forward to their continued guidance as emeritus directors.

Home Building Bancorp, Inc. and its bank subsidiary offer a variety of banking, investment, and real estate related services unmatched even by many larger institutions. Certainly we feel our combination of products, services, and individual attention is unique. We will market our unique approach both to new customers and also encourage our existing customers to use us in additional ways. The Corporation also continues to explore our market for additional opportunities.

On behalf of everyone at Home Building, thank you for your business, your support, and your investment in Home Building Bancorp, Inc.

Sincerely,


Bruce A. Beesley
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                        At September 30,
                            1997      1996      1995      1994      1993
                                        (In Thousands)
Selected Financial Condition Data:

Total assets              $41,750   $42,561   $41,670   $40,816   $43,749
Loans receivable, net      28,583    28,108    28,882    30,122    30,578
Cash and cash equivalents   4,016     5,222     3,339     4,245     5,615
Mortgage-backed securities  4,922     5,771     4,031     2,055     2,744
Investment securities       2,905     2,235     2,503     2,314     1,696
Deposits                   31,518    32,628    31,269    35,432    38,292
Total borrowings            4,000     3,974     4,068     2,195     2,500
Shareholders' equity        5,893     5,499     6,076     3,027     2,693

                             At and For the Year Ended September 30,
                           1997       1996      1995       1994      1993
                                 (In Thousands, Except Per Share Data)
Selected Operations Data:

Total interest income      $3,306    $3,214    $3,159    $3,007    $3,128
Total interest expense      1,831     1,756     1,611     1,631     1,779
Net interest income         1,475     1,458     1,548     1,376     1,349
Provision for loan losses       5       409       ---        40        24
Net interest income after
 provision for loan losses  1,470     1,049     1,548     1,336     1,325
Fees and service charges       64        26        80        57        52
Gain (loss) on sales of
 mortgage-backed securities
 and investment securities     13       ---       ---       (13)      ---
Other noninterest income       49       115        47        37        51
Total noninterest income      126       141       127        81       103
Total noninterest expense   1,058     1,298(1)    959       875       779
Income before taxes           538      (108)      716       542       649
Income tax expense            210        29       267       208       242
Net income (loss)          $  328     $(137)(1) $ 449    $  334   $   407

Earnings (loss) per share   $1.15     $(.46)  $  1.07       N/A       N/A
Dividends per share         $ .30     $ .30   $  .075       N/A       N/A


(1) Includes the nonrecurring Savings Association Insurance Fund ("SAIF") special assessment of $224,000, or $135,000 net of taxes.

                                              Year Ended September 30,
                                      1997    1996    1995    1994    1993
Selected Financial Ratios
    and Other Data:
Performance Ratios:
  Return on average assets(1)         .78%    (.33)%  1.08%    .80%    .97%
  Return on average
   shareholders' equity(1)           5.75     (.02)  10.38   11.45   14.20
  Interest rate spread information:
   Average during period             2.97     2.98    3.37    3.13    2.83
   End of period                     3.06     3.38    3.18    3.38    3.35
  Net interest margin(2)             3.33     3.53    3.82    3.03    3.07
  Ratio of operating expense to
   average total assets              2.51     3.08    2.32    2.08    1.87
  Ratio of average interest-
   earning assets to average
   interest-bearing liabilities    108.18   112.99  112.10  106.18  106.05

Quality Ratios:
 Non-performing assets to total
  assets at end of period(3)          .60      .35     .37     .29    .22
 Allowance for loan losses
  to non-performing loans           32.67    51.68   49.36   63.75  46.88
 Allowance for loan losses to
  loans receivable, net               .29      .27     .27     .27    .15

Capital Ratios:

 Shareholders' equity to total
  assets at end of period           14.11    12.92   14.57    7.42   6.16
 Average shareholders' equity
  to average assets                 13.51    13.74   10.98    6.96   6.02
 Dividend payout ratio(4)           26.09   >100.00   7.00     (5)    (5)

Other Data:

 Number of full-service offices       2         2       2       2      2

(1)  The fiscal 1996 numbers includes the nonrecurring SAIF special assessment.
(2)  Net interest income divided by average interest-earning assets.
(3) Non-performing assets consist of nonaccruing loans, loans past due 90 or more days and real estate owned.
(4) Dividends declared per share divided by earnings per common stock and common share equivalent.
(5)  Not applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

Home Building Bancorp, Inc. ("Home Building" and with its subsidiaries, the "Corporation") is an Indiana corporation that was organized in September 1994 to act as the holding company for Home Building Savings Bank, FSB (the "Bank") upon the completion of the Bank's conversion from the mutual to the stock form (the "Conversion").  The Conversion was completed on February 7, 1995.
On that same date, Home Building issued 322,000 shares of common stock at $10.00 per share (raising $2.6 million, net of shares acquired by the newly formed Employee Stock Ownership Plan (the "ESOP") and net of the costs of the Conversion) and acquired 100% of the stock of the Bank. Home Building has no significant operations outside those of the Bank and the Bank's wholly owned subsidiary, White River Service Corporation. All references to the Corporation prior to February 7, 1995, except where otherwise indicated, are to the Bank.
3

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

Financial Condition

Total assets of the Corporation decreased $811,000, or 1.9%, to $41.7 million at September 30, 1997 from $42.6 million at September 30, 1996. Assets decreased primarily due to a reduction in interest bearing deposits with banks, which decreased $1.3 million to $2.5 million at September 30, 1997. Some of these funds were used to fund loan originations, as loans receivable, net of allowance for loan losses, increased $474,000, or 1.7% to $28.6 million. The Bank continues to compete in its marketplace for quality mortgage, installment and auto loans.

The balance of the decline in interest bearing deposits was used to fund net withdrawals of customer deposits, which decreased $1.1 million, or 3.4%, to $31.5 million at September 30, 1997. Starting the fiscal year with high levels of liquidity, Bank management stressed maintenance of the Bank's relatively low cost of funds, even at the cost of some deposit loss. The Bank is able to compete aggressively for retail deposits should loan volume warrant. Advances from the FHLB of Indianapolis increased $300,000 to $4.0 million at September 30, 1997, replacing repurchase agreement funds which matured during the year.

Shareholder equity increased $394,000, to $5.9 million at September 30, 1997 from $5.5 million at September 30, 1996, through the retention of net income, after payment of cash dividends to shareholders. At September 30, 1997 shareholder's equity was $20.43 per share, based on 288,378 shares, compared to $19.49 per share on September 30, 1996, based on the 282,158 shares.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1997 and 1996
4

General. The Corporation had net income of $328,000 for the year ended September 30, 1997 compared to a net loss of $137,000 for the same period last year. The 1996 results of operations were affected by loan losses realized from the bankruptcy of a major commercial borrower and by the nonrecurring SAIF special assessment. Operations in fiscal 1996 were also affected by tax legislation requiring the recapture of certain bad debt deductions resulting in the payment of additional taxes in fiscal 1996. Excluding these extraordinary events, the Corporation had net income of $311,000 for fiscal 1996.

Interest Income. Total interest income increased $92,000, or 2.8%, to $3.3 million for the year ended September 30, 1997 compared to the previous year. The increase was primarily due to increases in interest earned from investments and mortgage-backed securities, as the average balances and yields earned on such portfolios increased from 1996 to 1997. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis of Net Interest Income."

Interest Expense. Total interest expense increased $75,000, or 4.3%, to $1.8 million for the year ended September 30, 1997 compared to the previous year. The increase was primarily due to interest paid on the increased average balances of savings and certificate accounts. Higher rates paid on certificate accounts also contributed to an increase in interest paid on such accounts, but was more than offset by the decline in rates paid on other deposits and on borrowings. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis of Net Interest Income".

Net Interest Income. Net interest income increased $17,000, or 1.1%, to $1.5 million for the year ended September 30, 1997 compared to the previous year. Management attributes the increase in net interest income to its success in controlling the Company's average cost of funds. The Corporation's percentage of average interest-earning assets to average interest-bearing liabilities decreased to 109.95% during fiscal 1997 from 112.99% during fiscal 1996.

Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses during the year ended September 30, 1997 was $5,000. In 1996, the provision for loan losses was, and charge-offs were, $409,000, leaving allowance for loan losses at $77,000 at September 30, 1996. During fiscal 1997 net charge-offs were only $1,000, resulting in an allowance for loan losses of $81,000 at September 30, 1997. The $81,000 allowance represents .29% of net loans receivable and 32.7% of total nonperforming loans as of September 30, 1997.

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

Noninterest income. Total noninterest income decreased $15,000, or 10.6%, to $126,000 for the year ended September 30, 1997 from $141,000 for the previous year. The decrease resulted from customers incurring fewer late charges and penalties on savings and money market deposit accounts and certificates of deposit, as well as a decline in net income by White River Service Corporation, the Bank's wholly owned service subsidiary.

Noninterest Expense. Noninterest expense fell $239,000, or 18.4%, to $1.1 million for the year ended September 30, 1997 compared to $1.3 million for the previous fiscal year. Excluding the $224,000 nonrecurring SAIF special assessment paid by the Corporation in fiscal 1996, noninterest expense would have remained relatively unchanged for fiscal 1996 to fiscal 1997.

Salaries and employee benefits, the largest component of noninterest expense, increased $22,000, or 4.0%, from the previous year as a result of normal cost of living adjustments. Occupancy and equipment expense rose $23,000 to $146,000 compared to $123,000 the previous fiscal year, as the Washington, Indiana office was remodeled and redecorated. These increases were offset by a decline in the SAIF insurance premiums paid by the Bank and a decline in professional fees.

Income Tax Expense. Income tax expense increased from $29,000 in fiscal 1996 to $210,000 in fiscal 1997, as a result of an increase in net income before income tax.

Comparison of the Fiscal Years Ended September 30, 1996 and 1995

General. The Corporation had a net loss of $137,000 for the year ended September 30, 1996, compared to net income of $449,000 for the same period last year. The decrease was due primarily to a $409,000 loan loss realized from the bankruptcy of a major commercial borrower and the $224,000 non-recurring SAIF assessment charged in connection with federal legislation requiring the recapitalization of the SAIF. In addition, tax legislation was passed requiring the recapture of certain bad debt deductions which resulted in additional taxes of $67,000 in fiscal 1996.

Interest Income. Total interest income increased $55,000, or 1.7%, to $3.2 million for the year ended September 30, 1996. The increase was primarily due to a slight overall increase in interest-earning assets during the period, particularly the increase in mortgage-backed securities. Increases overall were offset by lower volumes of loans receivable, investment securities and deposits at banks. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.

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

Net Interest Income. Net interest income decreased $90,000, or 5.8%, to $1.5 million for the year ended September 30, 1996. The decrease in net interest income reflects the shift in the asset mix from higher yielding mortgage loans to lower yielding mortgage-backed securities and the higher rates paid on certificates of deposit and borrowings. The Corporation's percentage of average interest-earning assets to average interest-bearing liabilities increased slightly to 112.99% during fiscal 1996 from 112.10% during fiscal 1995. See "Average Balances, Interest Rates and Yields" and "Rate\Volume Analysis of Net Interest Income" herein.
6

Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses during the year ended September 30, 1996 was $409,000. No provision was made the previous year, nor did the Corporation experience any charge-offs during that year. During fiscal 1996, however, the Corporation charged-off $409,000, which equaled its provision, leaving the allowance for loan loss reserves unchanged at the end of fiscal 1996 at $77,000. The $77,000 allowance represented .27% of the net loans receivable and 51.6% of total nonperforming loans as of September 30, 1996.

Noninterest Income. Total noninterest income increased $14,000, or 11.0%, to $141,000 for the year ended September 30, 1996 compared to $127,000 for the previous fiscal year. The increase was due to improved fees and operating results by the Bank's service corporation, White River Service Corporation ("WRSC"), compared to previous year.

Noninterest Expense. Noninterest expense, including the non-recurring SAIF assessment of $224,000, increased $339,000, or 35.3%, to $1.3 million for the year ended September 30, 1996 compared $959,000 for the previous fiscal year. Noninterest expense without the SAIF assessment would have been $1.1 million for fiscal 1996 compared to $959,000 for fiscal 1995, an increase of $133,000 or 13.9%. Salaries and employee benefits, the largest component of noninterest expense, increased $59,000 to $543,000 for fiscal 1996 from $485,000 for fiscal 1995, representing an increase of 12.1%. Salaries and employee benefits increased as a result of the addition of a full time employee and normal compensation increases. Other expenses also increased in fiscal 1996 primarily as a result of expenses associated with the AMT/Checkcard introduced by the Bank in May 1996 and repairs and maintenance on real estate owned during the year.

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

Income Tax Expense. Income tax expense decreased $238,000 to $29,000 for fiscal 1996 from $267,000 for fiscal 1995. The decrease was the result of net loss for the year, offset by the recapture of certain bad debt deductions which had reduced the Corporation's tax expense in previous years.
7

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

                               At
                           September 30,                        September 30,
                              1997                    1997                                 1996
                                         Average      Interest               Average      Interest
                             Yield/     Outstanding    Earned/   Yield/    Outstanding     Earned/   Yield/
                             Rate        Balance       Paid       Rate       Balance        Paid      Rate
Interest-Earning Assets:
 Loans receivable(1)         8.29%       $28,478       $2,394    8.41%      $28,974        $2,402     8.29%
 Mortgage-backed securities  6.99          5,531          394    7.12         5,102           347     6.80
 Investment securities       6.81          2,795          187    6.69         1,972           125     6.34
 Interest-earning deposits
     at banks                4.56          5,751          304    5.29         4,939           314     6.36
 FHLB stock                  8.06            335           27    8.06           335            26     7.76

  Total interest-
     earning assets(1)       7.73         42,890        3,306    7.71        41,322         3,214     7.78

Interest-Bearing Liabilities:

 Savings deposits            2.98          7,379          227    3.08         5,983           207     3.46
 Demand and NOW deposits     2.43          5,841          144    2.47         5,726           151     2.64
 Certificate accounts        5.56         21,951        1,243    5.66        20,889         1,157     5.54
 Borrowings                  5.87          3,836          217    5.66         3,973           241     6.07

  Total interest-bearing
     liabilities             4.68         39,007        1,831    4.69        36,571         1,756     4.80

Net interest income                                    $1,475                              $1,458
Net interest rate
    spread(1)(2)             3.05                                3.02%                                2.98%
Net interest-earning
    assets(1)                             $3,883                            $ 4,751
Net yield on average
 interest-earning assets(3)  3.45%                               3.44%                                3.53%
Average interest-earning
  assets to average interest-
  bearing liabilities                                  109.95%                             112.99%

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

8

Rate/Volume Analysis of Net Interest Income

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

                                              Year Ended September 30,
                                   1997 vs. 1996                   1996 vs. 1995
                                   Increase                        Increase
                                  (Decrease)      Total           (Decrease)       Total
                                    Due to        Increase          Due to       Increase
                               Volume     Rate   (Decrease)    Volume     Rate  (Decrease)
                                                     (In Thousands)
Interest-Earning Assets:
Loans receivable               $  (41)    $ 33     $ (8)       $ (45)     $  20  $ (25)
Mortgage-backed securities         29       18       47          193        (35)   158
Investment securities              55        7       62          (22)       (11)   (33)
Interest-earning
     deposits at banks             52      (62)     (10)         (57)        12    (45)
FHLB Stock                        ---        1        1           ---       ---    ---

Total interest-earning assets  $   95     $ (3)      92        $  69      $  (14)   55

Interest-Bearing Liabilities:
Savings deposits               $   48     $ 28       20           (19)        (5)  (24)
Demand and NOW deposits             3      (10)     (7)            (1)       (20)  (21)
Certificate accounts               61       25       86             5         88    93
Borrowings                         (8)     (16)     (24)           40         57    97

Total interest-bearing
    liabilities                  $104     $(29)      75          $ 25     $  121   145

Net interest income                                 $17                           $(90)

9

Asset/Liability Management

The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management believes it is important to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes. Specific strategies to manage interest rate risk have included the origination of ARMs and advances from the FHLB to match durations of fixed rate mortgages. In addition, management monitors the spread between short-term and loan-term liabilities, and at the appropriate time, lengthens its interest-bearing liabilities to keep the percent change in NPV within acceptable limits. At September 30, 1997, approximately $18.1 million, or 66.4%, of the Corporation's mortgage loans and mortgage-backed securities were scheduled to mature or reprice during the next five years. Management anticipates that it will replace these loans in the normal course of business and through marketing efforts which are devoted to attracting mortgage loans directly from the public. Subject to demand, new loans will be originated at market interest rates. Loans may also be purchased from other originators as whole loans or participations in pools of loans should local demand prove unsatisfactory. Furthermore, mortgage-backed securities may also be purchased if excess funds cannot be invested in mortgage loans.

OTS regulations provide a NPV approach to the quantification of interest rate risk. Under OTS regulations, an institutions "normal" level of interest rate risk, in the event of an assumed change in interest rate, is a decrease in the institution's NPV in an amount not exceeding two percent of the present value of its assets. Thrift institutions with greater than normal interest rate exposure, as defined above, must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro-forma decrease in NPV) and (b) its normal level of exposure which is two percent of its present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk determination. It is uncertain as to when this evaluation may be completed.
Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. Accordingly, the Bank, because of its asset size and level of risk-based capital, is exempt from this requirement.

Notwithstanding the foregoing, utilizing the foregoing measuring concept, at September 30, 1997, a change in the interest rate of positive 200 basis points would have resulted in a 1.70% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a .25% increase in the NPV as a percent of the present value of the Bank's assets. Therefore, the Bank's level of interest rate risk would be considered normal under OTS regulations.
10

Presented below, as of September 30, 1997, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 400 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

                                             At September 30, 1997
  Change in                                  NPV               NPV as a %
Interest Rate    Board Limit     Estimated  Dollar   Percent   of the Present
(Basis Points)  Percent Change     NPV      Change   Change    Value Assets
                          (Dollars In Thousands)

+400 bp            (60)%         $3,801    $(2,085)   (35)%        9.60%
+300 bp            (45)           4,397     (1,489)   (25)        10.87
+200 bp            (30)           4,974       (912)   (15)        12.03
+100 bp            (15)           5,492       (394)    (7)        13.03
---  bp            ---            5,886        ---     ---        13.74
-100 bp            (15)           6,058        171      3         13.97
-200 bp            (30)           6,118        232      4         13.98
-300 bp            (45)           6,287        401      7         14.20
-400 bp            (60)           6,616        730     12         14.71


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

Liquidity and Capital Resources

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets equal to at least 4.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank's regulatory liquidity at September 30, 1997 was 8.81%.
11

Liquidity management is both a daily and long-term responsibility of management. Management adjusts the Bank's investments in liquid assets based upon its assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning investments and (iv) the objectives of its asset/liability management program. Excess liquidity generally is invested in interest-bearing overnight deposits. If the Bank requires additional funds beyond its internal ability to generate such funds it has additional borrowing capacity with FHLB of Indianapolis and collateral eligible for repurchase agreements. At September 30, 1997, the Corporation had outstanding borrowings consisting $4.0 million in FHLB advances, with the capacity to borrow up to an additional $7.2 million from the FHLB of Indianapolis.

The Bank principally uses its liquidity resources to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At September 30, 1997, the Bank had $879,000 of loan commitments. Certificates of deposit scheduled to mature in a year or less at September 30, 1997 totaled $10.7 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank. There can be no assurance, however, that the Bank can retain all such deposits. Management anticipates that it will have sufficient funds available to meet the Bank's liquidity needs.

The primary investing activities of the Bank includes the origination and purchase of loans and the purchase of mortgage-backed and investment securities. At September 30, 1997, these assets accounted for 87.2% of the Bank's total assets. Such originations and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, FHLB advances and net income.

At September 30, 1997, the Bank had tangible and core capital of $4.5 million, or 10.76% of adjusted total assets, which was approximately $3.8 million and $3.2 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1997 of $4.5 million (consisting of $4.5 million in core capital), or 21.4% of risk-weighted assets of $21.2 million. This amount was $2.8 million above the 8.0% requirement in effect on that date. At September 30, 1997, the Bank was considered a "well capitalized" institution under OTS regulations.

The Corporation also has a need for, and sources of, liquidity.  Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of any dividends to shareholders.  At September
30, 1997, Home Building had $900,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from the Bank.
Dividends totaling $175,000 were paid from the Bank to Home Building for the year ended September 30, 1997. Home Building also retained $1.4 million of the net cash from the Conversion and, as a public company, has access to public debt and equity markets. For the year ended September 30, 1997, Home Building paid dividends to shareholders totaling $95,000.  Home Building currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary. Management anticipates that it will have adequate funds to meet the Corporation's foreseeable short- and long-term liquidity needs.
12

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

Forward-Looking Statements

Certain statements in this report that relate to Home Building Bancorp, Inc.'s plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting Home Building Bancorp's business and prospects is contained in the Corporation's periodic filings with the Securities and Exchange Commission.
13

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
WASHINGTON, INDIANA

CONSOLIDATED
FINANCIAL STATEMENTS
FISCAL YEARS ENDED
SEPTEMBER 30, 1997 AND 1996
AND
INDEPENDENT AUDITOR'S REPORT

HOME BUILDING BANCORP, INC. AND SUBSIDIARIES
WASHINGTON, INDIANA

Index to Consolidated Financial Statements



                                                                    PAGE

Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . .14

Consolidated Statements of Financial Condition
  as of September 30, 1997 and 1996 . . . . . . . . . . . . . . . . .15

Consolidated Statements of Income for the
  years ended September 30, 1997 and 1996 . . . . . . . . . . . . . .16

Consolidated Statements of Shareholders' Equity for the
  years ended September 30, 1997 and 1996. . . . .  . . . . . . . . .17

Consolidated Statements of Cash Flows for the
  years ended September 30, 1997 and 1996 . . . . . . . . . . . . . .18

Notes to Consolidated Financial Statements. . . . . . . . . . . . .19-32

[Kemper CPA Group LLC Letterhead]

INDEPENDENT AUDITOR'S REPORT






To the Board of Directors
Home Building Bancorp, Inc.
Washington, Indiana


We have audited the accompanying consolidated statements of financial condition of Home Building Bancorp, Inc., and subsidiaries, as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Building Bancorp, Inc., and subsidiaries, as of September 30, 1997 and 1996 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Kemper CPA Group LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


Mt. Carmel, Illinois
December 26, 1997

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Financial Condition
September 30, 1997 and 1996

                                          	    1997           	    1996
ASSETS

Cash and due from banks	                  $ 1,494,118	         $ 1,428,754
Interest-bearing deposits with banks	       2,521,578	           3,793,704
Securities available for sale	              7,483,447	           7,532,540
Securities held to maturity, fair
    market value of $349,193
    in 1997 and $473,000 in 1996	             344,257	             473,104
Loans receivable, net of allowance
    for loan losses of $80,680
    in 1997 and $77,000 in 1996	           28,582,610	          28,108,279
Insurance receivable	                         240,444	                   -
Accrued interest receivable	                  210,256             	174,519
Premises and equipment	                       783,967             	787,008
Other assets	                                  89,075	             262,792
     Total assets	                       $ 41,749,752	        $ 42,560,700

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Savings and NOW deposits	                $ 10,880,043	        $ 11,571,843
Other time deposits	                       20,637,490     	     21,055,789
     Total deposits	                       31,517,533	          32,627,632

Advances from Federal Home Loan Bank	       4,000,341	           3,699,985
Securities sold under
    agreements to repurchase	                       -             	273,951
Accrued expenses and other liabilities	       338,947	             460,613
     Total liabilities	                    35,856,821	          37,062,181

Shareholders' equity:
   Common stock, $.01 par value,
      1 million shares authorized,
      331,660 issued and outstanding	           3,317	               3,317
   Additional paid-in capital	              3,046,415           	3,014,935
   Treasury stock, at cost	                  (345,000)           	(345,000)
   Retained earnings                       	3,449,876	           3,217,134
   Net unrealized gain (loss)
      on available for sale securities
      net of deferred tax of $8,451 in
      1997 and $17,694 in 1996                	12,606             	(26,397)
   Unearned ESOP & recognition
      and retention shares	                  (274,283)	           (365,470)
     Total shareholders' equity	            5,892,931	           5,498,519

     Total liabilities and
       shareholders' equity	             $ 41,749,752	        $ 42,560,700


The accompanying notes are an integral part of these consolidated financial statements.
15

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Income
Years Ended September 30, 1997 and 1996


                                            	    1997    	           1996
Interest income:
	Loans receivable	                         $  2,393,642	        $  2,404,113
	Investments	                                   186,717             	155,259
	Mortgage-backed securities	                    394,015             	346,243
	Deposits with other banks	                     331,271	             308,865
	     Total interest income	                  3,305,645        	   3,214,480

Interest expense:
	Deposits                                    	1,614,091	           1,514,716
	Repurchase agreements	                               -              	25,065
	Other borrowed funds	                          216,870	             216,289
	     Total interest expense	                 1,830,961	           1,756,070

Net interest income                          	1,474,684           	1,458,410
Provision for loan losses	                        5,000	             409,770

	     Net interest income after
        provision for loan losses         	   1,469,684        	   1,048,640

Noninterest income:
	Gain on sale of assets	                         12,743               	6,009
	Customer service fees	                         113,724       	      135,381
	     Total other income	                       126,467	             141,390


Noninterest expenses:
	Salaries and employee benefits	                564,840             	543,101
	Occupancy and equipment	                       145,733             	122,519
	Deposit insurance premium                      	32,185             	299,308
	Computer expense	                               55,146              	56,769
	Service fees                                   	50,075              	50,869
	Advertising expense	                            51,358              	48,358
	Professional fees	                              49,764	              63,669
	Other expense	                                 109,546	             113,513
	     Total other expenses	                   1,058,647	           1,298,106

Income (loss) before income taxes	              537,504            	(108,076)
Income tax expense	                            (209,764)	            (28,684)

Net income (loss)	                           $  327,740	          $ (136,760)

Net income (loss) per share of common stock	 $     1.15	          $    (0.46)
Weighted average shares outstanding	            285,912	              298,992








The accompanying notes are an integral part of these consolidated financial statements.

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Shareholders' Equity
Years Ended September 30, 1997 and 1996

                                        	    1997            	    1996
Common stock
   Beginning of period	                  $    3,317	          $     3,220
   Issuance of 9,660 shares under
   Recognition and Retention Plan (RRP) 	         -    	               97
     End of period	                           3,317	                3,317

Additional paid in capital
   Beginning of period	                   3,014,935	            2,855,642
   Allocation of 3,000 ESOP shares	          31,480	                    -
   Issuance of 9,660 share under RRP	             -    	          159,293
     End of period	                       3,046,415         	   3,014,935

Treasury stock, at cost	                   (345,000)	            (345,000)

Retained earnings
   Beginning of period	                   3,217,134            	3,451,949
   Net income	                              327,740             	(136,760)
   Dividends declared	                      (94,998)	             (98,055)
     End of period	                       3,449,876	            3,217,134

Unrealized gain (loss) on securities
       available for sale, net of
       deferred tax
   Beginning of period                     	(26,397)              	(3,259)
   Change in unrealized gain or (loss)	      39,003        	      (23,138)
     End of period	                          12,606        	      (26,397)

Unearned ESOP & RRP shares
   Beginning of period                    	(365,470)	            (231,840)
   Issuance of 9,660 shares under RRP	            -             	(159,390)
   Allocation of RRP shares	                 53,534                    	-
   Allocation of ESOP shares	                37,653        	       25,760
     End of period	                        (274,283)       	     (365,470)

Total equity                          	$  5,892,931	         $  5,498,519






The accompanying notes are an integral part of these consolidated financial statements.

HOME BUILDING BANCORP, INC.
WASHINGTON, INDIANA

Consolidated Statements of Cash Flows
Years Ended September 30, 1997 and 1996

                                            	      1997         	    1996
Cash flows from operating activities:
  Net income (loss)	                           $ 327,740	         $ (136,760)
  Adjustments to reconcile net
       income to net cash provided by
       operating activities:
        Depreciation and amortization	            32,938	             32,090
        Non cash compensation                   	122,667             	25,760
        Provision for loan losses	                 5,000            	409,770
        Other gains, net	                              -             	(6,009)
        Net realized gains on
           available-for-sale securities	        (12,743)	                 -
        Increase in insurance receivable       	(240,444)                 	-
        Increase in accrued interest receivable	 (35,736)	           (20,204)
        Increase (decrease) in accrued expenses
           and other liabilities               	(130,070)	           204,656
        (Increase) decrease in other assets	     155,442	           (175,409)
        Total adjustments	                      (102,946)	           470,654
 Net cash provided by operating activities	      224,794         	   333,894

Cash flows from investing activities:
  Net decrease in interest-bearing
    deposits with banks	                       1,272,126            	784,970
  Purchases of available-for-sale securities	 (2,780,997)        	(3,141,399)
  Proceeds from maturities of available-
    for-sale securities                       	1,138,670          	1,445,451
  Proceeds from sales of available-
    for-sale securities	                       1,769,844	                  -
  Proceeds from maturities of held-to-
    maturity securities                         	128,847            	185,533
  Net (increase) decrease in loans             	(481,421)	           270,248
  Net purchases of premises and equipment	       (29,897)           	(10,044)
  Proceeds from sale of foreclosed collateral	     2,090         	    99,426
Net cash (used) provided by
 investing activities	                         1,019,262           	(365,815)

Cash flows from financing activities:
  Net increase (decrease) in savings
   and NOW deposit accounts                   	(691,800)            	335,898
  Net increase (decrease) in time deposits	    (418,299)          	1,022,291
  Net decrease in securities sold
   under agreements to repurchase             	(273,951)           	(864,294)
  Repayments of Federal Home
   Loan Bank Advances                         	(199,644)	           (230,168)
  Proceeds from Federal Home Loan Bank Advances	500,000	           1,000,000
  Purchase of treasury stock	                         -            	(345,000)
  Dividends paid	                               (94,998)       	     (98,055)
  Net cash (used) provided by
   financing activities	                     (1,178,692)	            820,672
Net increase in cash and due from banks	         65,364             	788,751
Cash and due from banks at
 beginning of period	                         1,428,754        	     640,003
Cash and due from banks at end of period	   $ 1,494,118	         $ 1,428,754

Interest paid	                              $ 1,837,229	         $ 1,761,929

Income taxes paid  	                        $    12,264 	        $   197,200





The accompanying notes are an integral part of these consolidated financial statements.
18

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

Securities Held to Maturity - Held to maturity securities consist of mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

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

Loan origination fees and direct costs related to loan originations are capitalized and recognized as an adjustment of the yield of the related loan.

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

Effect of New Financial Accounting Standards -In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"). SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities using a financial-components approach that focuses on control of the asset or liability. It requires that an entity recognize only assets it controls and liabilities it has incurred and should derecognize assets only when control has been surrendered and derecognize liabilities only when they have been extinguished. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company plans to adopt this October 1, 1997 without any material impact on its consolidated financial statements. In December 1996, the FASB issued SFAS No. 127, "Accounting for Transfers and
Servicing of Financial Assets and Extinguishment of Liabilities," which defers the effective date of SFAS No. 125 for one year.

In February of 1997, the FASB issued SFAS No. 128, "Earnings Per Share," that specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. SFAS No. 128 is effective for financial statements ending after December 15, 1997.
The Company does not anticipate implementation of SFAS No. 128 will have a material effect on its earnings per share computation.

In February of 1997, the FASB issued SFAS No. 129, "Disclosure of
Information about Capital Structure," that specifies standards for disclosing information about an entity's capital structure. SFAS No. 129 is effective for financial statements ending after December 15, 1997. The Company does not anticipate implementation of SFAS No. 129 will have any disclosure effect on its financial statements.

In June of 1997, the FASB issued SFAS No. 130, "Reporting
Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement requires classification of items of other compressive income by their nature in the financial statements and display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. This statement is effective for fiscal years beginning after December 31, 1997, and the Company will implement this for its year ending September 30, 1999.

In June of 1997, the FASB issued SFAS No. 131, "Disclosures about
Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments in annual financial statements and requires that those businesses report selective information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 31, 1997. This statement requires disclosure in information in the financial statements and the Company will implement this for their year ending September 30, 1999.

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

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
CONTINUED

Fair Values of Financial Instruments-Continued

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

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

Net Income Per Share - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding

Reclassifications - Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

NOTE 2 - DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. Amortized cost of securities and their approximate fair values at September 30 follow.

Available for sale
                                				  GROSS  	          GROSS
	      1997		          AMORTIZED   	UNREALIZED       	UNREALIZED	      FAIR
	      		                COST       	  GAINS      	     LOSSES   	     VALUE

U.S. Government
  Agency securities	  $ 2,479,782	  $   5,433     	  $ (8,170)    	$ 2,477,045
Mortgage-backed
  securities	           4,555,012     	36,918        	(13,884)      	4,578,046
Stock in FHLB	            334,900	          -              	-         	334,900
Other securities	          92,625	        831	              -           93,456
TOTALS            	   $ 7,462,319	  $  43,182	     $  (22,054)   	 $ 7,483,447

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - DEBT AND EQUITY SECURITIES-CONTINUED

Available for sale

                                    				  GROSS	        GROSS
	     1996		               AMORTIZED	   UNREALIZED   	UNREALIZED	      FAIR
	     		                     COST         GAINS         LOSSES         VALUE
U.S. Government
  Agency securities      	$ 1,783,295	  $  1,289    	$  (47,147)	   $ 1,737,437
Mortgage-backed
securities	                 5,294,065    	62,280        (53,176)	     5,303,169
Stock in FHLB	                334,900	         -       	      -        	334,900
Other securities	             163,990          -	        (6,956)	       157,034
TOTALS	                   $ 7,576,250	  $ 63,569	    $ (107,279)	   $ 7,532,540

Held to maturity

                                     				GROSS	        GROSS
	     1997             		 AMORTIZED	   UNREALIZED   	UNREALIZED	       FAIR
	     		                    COST         GAINS         LOSSES    	     VALUE
Mortgage-backed
	 securities		            $	344,257	    $ 	5,025	     $  	(89)	     $	349,193

                                   			   GROSS        	GROSS
	     1996	             	 AMORTIZED	   UNREALIZED   	UNREALIZED	       FAIR
	     		                    COST         GAINS      	  LOSSES    	     VALUE
Mortgage-backed
	 securities	            	$	473,104	    $    	 -     	$ 	(104)	     $	473,000

During the first quarter of fiscal year 1996, the Financial Accounting Standards Board allowed a one-time opportunity for entities to review their classifications of investments in accordance with Statement on Financial Accounting Standards (SFAS) No. 115 and reclassify investments without the constraints imposed by SFAS 115. Thus, the Corporation transferred securities with amortized costs of $2,617,941 and fair value of $2,645,719 from held to maturity to available for sale, increasing the carrying value by $27,778. Gross realized gains and gross realized losses on sales of available for sale securities were $22,254 and $9,511, respectively, in 1997 and $0 and $0, respectively, in 1996.

The scheduled maturities of securities held to maturity and securities (other than equity securities) available for sale at September 30, 1997 were as follows:

                  		Held to maturity securities:	Available for sale securities:
                        			 AMORTIZED	   FAIR	      AMORTIZED	     FAIR
	     		                       COST      VALUE        COST  	     VALUE
Due in one year or less	    $      -   	$      -  	$      -   	 $        -
Due from one to five years  	      -          	-      	92,625	      93,456
Due from five to ten years	        -          	-    1,977,722    1,971,181
Due after ten years	               -           -      502,060 	    505,864
               Subtotal	           -           -    2,572,407    2,570,501
Mortgage backed securities	   344,257	    349,193	   4,555,012	   4,578,046
                Total   	    $344,257	   $349,193	  $7,127,419	  $7,148,547

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - LOANS RECEIVABLE

Loans receivable at September 30 are summarized as follows:

	                                          1997          	   1996
Commercial	                           $  1,079,763	      $ 1,173,354
Real estate  construction                 	294,568          	276,200
Commercial real estate                    	410,067           	81,771
Residential real estate                	22,160,269       	21,815,594
Consumer	                                4,837,192	        4,996,685
     Subtotal                          	28,781,859       	28,343,604
Loans in process                          	(47,353)         	(75,066)
Net deferred loan fees and discounts      	(71,216)          (83,259)
Allowance for loan losses	                 (80,680)	         (77,000)
                                      	$28,582,610      	$28,108,279

An analysis of the change in the allowance for loan losses follows:

                                        	   1997          	   1996
Balance at October	                     $ 77,000	          $ 77,039
Loans charged off                        	(3,249)         	(409,809)
Recoveries	                                1,929	                 -
     Net Loans charged off               	(1,320)         	(409,809)
Provision for loan losses	                 5,000          	 409,770
Balance at September 30	                $ 80,680          	$ 77,000

Impairment of loans having recorded investments of $250,000 at September 30, 1997 and $197,493 at September 30, 1996 has been recognized in conformity with FASB Statement 114, as amended by FASB Statement 118.
The average recorded investment in impaired loans during 1997 and 1996 was $287,546 and $104,038, respectively. The total allowance for loan losses related to these loans was $39,556 and $22,328 on September 30, 1997 and 1996, respectively. Interest income on impaired loans of $14,493 and $12,879 was recognized for cash payments received in 1997 and 1996, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

NOTE 4 - PREMISES AND EQUIPMENT

Components of premises and equipment included in the consolidated statements of financial condition at September 30, 1997 and 1996 were as follows:
                                     	    1997            	    1996
Cost:
	Land                              	 $  140,048	            $  140,048
	Bank premises	                         993,932	               969,459
	Furniture and equipment	               213,423	               208,000
	Total Cost                         	 1,347,403	             1,317,507
Less accumulated depreciation	         (563,436)           	  (530,499)
	Net book value	                     $  783,967	            $  787,008

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - DEPOSITS

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was approximately $2,469,000 and $2,543,000 as of September 30, 1997 and 1996, respectively.

At September 30, 1997 the scheduled maturities of CDs are as follows:

	1998	           $10,704,227
	1999	             3,320,590
	2000             	4,358,029
	2001	             1,630,236
	2002		              624,408
		              $	20,637,490

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK and
OTHER BORROWED FUNDS

The advances from the Federal Home Loan Bank consisted of advances ranging in interest rates from 5.4%-6.34%. These advances are collateralized by virtually the Corporation's entire mortgage loan and securities portfolio. Maturity dates for advances outstanding at September 30, 1997 and 1996 are as follows:

                                            1997            	    1996

	1998	                                 $ 1,500,000         	 $         -
	1999                                   	1,500,000            	1,199,644
	2000                                   	1,000,341            	1,172,926
	2001	                                           -              	649,552
	2002 and thereafter	                            -           	   677,863
	                                     	$ 4,000,341	          $ 3,699,985

Other borrowed funds, consisting of agreements to repurchase securities sold, at September 30, 1997 and 1996 totaled $0 and $273,951, respectively.

Information concerning these borrowings at September 30, is summarized as follows:

                                             	    1997        	    1996

	Average balance during the year            	 $  162,200      	 $   454,250
	Average interest rate during the year	            5.49%	             5.49%
	Maximum month-end balance during the year	   $  270,000	        $1,129,979

Mortgage-backed securities under the Corporation's control and underlying the agreements at year-end:

	Carrying value	                              $        -        	$  489,783
	Estimated fair value	                        $        -        	$  483,082

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

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - FINANCIAL INSTRUMENTS, CONTINUED

Commitments to Extend Credit.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Bank's experience has been that approximately 34% of home equity commitments and 100% of mortgage
loan commitments are drawn upon by customers.   The bank evaluates each
customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments were as follows:
                      	         September 30, 1997:       September 30,1996:
		                           Carrying	     		Fair	     		Carrying			     Fair
                          				Value       			Value	     		Value		 	      Value
Financial assets
Cash and due from
 banks, interest-bearing
 deposits with banks	      $	4,199,140	  $	4,199,140  	$ 5,222,458	 $ 5,222,458
Securities available
 for sale	                  	7,483,447   		7,483,447     7,532,540		  7,532,540
Securities held to maturity    344,257     		349,193       473,104		    473,000
Loans receivable	          	28,582,610	  	29,005,138	   28,108,279	  28,176,268
Accrued interest receivable   	210,256	     	210,256       174,519		    174,519

Financial Liabilities:
	Deposit liabilities	       31,517,533  		31,897,570	   32,627,632		 33,085,864
	FHLB advances	             	4,000,341   		3,985,720	    3,699,985		  3,666,390

A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at September 30, 1997 follows.
                                               	Notional
	                                                Amount
	Commitments to extend credit		                 $879,000

NOTE 9- PENSION PLAN

The Corporation participates in the Financial Institutions Retirement Fund, which is a multi-employer retirement fund that covers substantially all of the Corporation's employees providing defined benefits. The relative position of the Corporation regarding the accumulated plan benefits and plan net assets is not determinable by the Corporation. Pension expense totaled $0 and $31,225 for the years ended September 30, 1997 and 1996, respectively.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at September 30, 1997, was $191,684. For the year ended September 30, 1997, new loans to such related parties amounted to $110,604 and repayments amounted to $46,645.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - CONCENTRATION OF CREDIT RISK

Most of the Bank's business and lending activity is with customers located within Daviess County and other surrounding counties in Indiana. Thus, the risk of its loan portfolio is directly affected by the economic well being of this primarily agricultural area.

NOTE 12 - INCOME TAXES

The Corporation and subsidiaries file consolidated federal income tax returns on a fiscal-year basis. Before the current year if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income or on specified experience formulas. The percentage of taxable income method was repealed for tax years beginning after December 31, 1995. The Bank is now required to use either the experience method or the specific charge-off method. The Bank is also required to include in income for tax purposes only a portion of its tax bad debt reserve. Approximately $170,000 will be taxed over a period of six years beginning with the current fiscal year.

The provision for income taxes consisted of the following for the years ended September 30:

Current tax provision:	               1997      	    1996

  Federal                          	$101,289     	$  35,673
  State	                              31,119	        14,374
   Total current expense            	132,408        	50,047

Deferred  expense                    	88,555        	67,192
Deferred benefit	                    (11,199)    	  (88,555)
   Total provision                 	$209,764	     $  28,684

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows.

                                   	    1997    	    1996

	Statutory rates                   	 $ 182,751	  $ (36,746)
	Increase (decrease) resulting from:
	Effect of tax brackets               	(11,750)   	(11,750)
	Effect of SAIF deduction	              30,109        	  -
	Tax bad debt recapture               	(11,199)    	67,192
	State tax provision	                   19,853  	    9,988
	                                    $ 209,764   $  28,684

Deferred tax assets and liabilities included in other assets at September 30 consist of the following:
                                   	    1997    	    1996

	Deferred tax assets:
	Deferred Saving Association
	     Insurance Fund assessment	            -     	$ 88,555
	Net unrealized losses on available
	     for sale securities	                  -   	    18,275
	                                    $      -     	$106,830

	Deferred tax liabilities:
	Net unrealized gains on available
	     for sale securities	           $ (8,451)	    $      -
	Allowance for loan losses	           (55,947)	     (67,192)
   	                                 $(64,398)  	  $(67,192)

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

The Corporation has deposits with two other Banks which exceed the federal deposit insurance limits by approximately $1,189,000.

Due to alleged employee theft that was discovered during the year ended September 30, 1997, the Corporation has recorded an insurance receivable for $240,444. Legal counsel for the Corporation believes this amount will be fully recovered through the Bank's insurance.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1997, the most recent notification from the Office of the Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - REGULATORY MATTERS, CONTINUED

The Bank's actual capital amounts and ratios are also presented in the table.

                            REGULATORY CAPITAL RATIOS
                                                                  To Be Well
                                                               Capitalized Under
                                               For Capital     Prompt Corrective
                              Actual       Adequacy Purposes: Action Provisions:
                          Amount     Ratio    Amount    Ratio  Amount     Ratio
As of September 30, 1997:
Total Capital
(to Risk-Weighted Assets) 4,544,000  21.4%  >1,697,040  >8.0%  >2,121,300 >10.0%
Tier I Capital
(to Risk-Weighted Assets) 4,463,000  21.0%  >  848,520  >4.0%  >1,272,780 > 6.0%
Tier I Capital
(to Average Assets)       4,463,000  10.8%  >1,659,040  >4.0%  >2,073,800 > 5.0%
Tangible Capital Ratio    4,463,000  10.8%  >  622,140  >1.5%

As of September 30, 1996:
Total Capital
(to Risk-Weighted Assets) 4,343,000  20.9%  >1,658,800  >8.0%  >2,073,500 >10.0%
Tier I Capital
(to Risk-Weighted Assets) 4,266,000  20.6%  >  829,400  >4.0%  >1,244,100 > 6.0%
Tier I Capital
(to Average Assets)       4,266,000  10.1%  >1,694,320  >4.0%  >2,117,900 > 5.0%
Tangible Capital Ratio    4,266,000  10.1%  >  635,370  >1.5%


NOTE 16 - EMPLOYEE STOCK OWNERSHIP PLAN

Employee Stock Ownership Plan - Concurrent with the conversion the board of directors approved the adoption of the Home Building Bancorp, Inc., Employees Stock Ownership Plan (the "ESOP"). The ESOP is qualified under Sections 401 (a) and 501 (a) of the Internal Revenue Code. Eligibility is based on hours of service, date of hire, and age. Contributions to the ESOP are determined by the board of directors, in the form of cash or the Corporation's common stock. No employee contributions are accepted. Contributions are allocated based on the ratio of the participant's compensation to total compensation of all participants. Participant's account balances are fully vested after five years of service. ESOP expense recorded for the year ended September 30, 1997 and 1996, totaled $61,480 and $25,760, with 2,999 and 3,151 shares committed to be allocated at September 30, 1997 and 1996, respectively. The fair value of unallocated shares was $372,230 and $347,229 at September 30, 1997 and 1996,
respectively.

The ESOP shares at September 30 were as follows:

                              	    1997    	    1996

	Allocated Shares                	 5,918	      2,767
	Shares released for allocation	   2,999	      3,151
	Unreleased shares	               16,843     	19,842
	Total ESOP shares	               25,760	     25,760
29

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTES 17 - RECOGNITION AND RETENTION PLAN

The adoption of the Recognition and Retention Plan ("RRP"), was approved by the Corporation's shareholders on January 22, 1996. This plan is for the benefit of directors and certain officers of the Corporation. The RRP is a
restricted stock award plan   The RRP is administered by a Committee of
Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plan. The total shares made available for awards under the RRP plan were 12,880. The Committee has awarded 9,660 shares of common stock under the RRP. RRP awards vest in five equal annual installments, with the first award vesting on January 22, 1997, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying consolidated statements of financial condition. Compensation expense related to the RRP was $33,547 for the year ended September 30, 1997.

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 - PARENT ONLY FINANCIAL STATEMENTS

Summarized financial information concerning Home Building Bancorp, Inc., only as of September 30 is as follows:
                                                	    1997    	         1996
ASSETS
Cash	                                           $  992,674	       $   841,118
Certificates of deposit with other banks	          199,000           	198,000
Investment in subsidiary	                        4,475,044	         4,239,973
Loan receivable from subsidiary	                   180,320           	206,080
Other assets	                                       45,662	            13,348
Total Assets	                                   $5,892,700	        $5,498,519

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	                                        27,375                 	-
Common stock, $.01 par value,
331,660 outstanding at September 30, 1997	           3,317	             3,317
Paid in capital	                                 6,181,912         	6,150,432
Treasury stock	                                   (345,000)         	(345,000)
Retained earnings	                                 286,773	            81,637
Unearned compensation	                            (274,283)         	(365,470)
Unrealized gain (loss) on securities
 available for sale	                                12,606	           (26,397)

Total liabilities & shareholders' equity	       $5,892,700        	$5,498,519

Interest income	                                $   54,651         $  	63,105
Income(loss) from subsidiary                    	  345,308	          (123,330)
  Total income (loss)                             	399,959	           (60,225)
Expenses                                         	(110,123)          	(63,885)
Income (loss) before income tax expense	           289,836          	(124,110)
Income tax benefit (expense)	                       10,300	           (12,650)
Net income (loss)	                              $  300,136	         $(136,760)

Cash flows from operating activities
  Net income (loss)                            	$  300,136	         $(136,760)
  Adjustments to reconcile net
   income (loss) to net cash provided
   by operating activities
      Non cash compensation expense	                96,907	                 -
      Increase in other assets                    	(32,315)	          (13,539)
      Increase (decrease) in other liabilities	     27,374           	(41,000)
      Dividends received from sub	                 175,000           	290,000
      (Income) loss from subsidiary	              (345,308)          	123,330
  Net cash provided by operating activities	       221,794           	222,031
Cash flows from investing activities
      Net increase in interest-bearing deposits
               with banks	                          (1,000)	                -
      Net decrease in loans	                        25,760            	25,760
  Net cash provided by investing activities	        24,760	            25,760
Cash flows from financing activities
Purchase of treasury stock	                              -          	(345,000)
Dividends paid	                                    (94,998)          	(98,055)
  Net cash used by financing activities	           (94,998)         	(443,055)

Net increase (decrease) in cash                   	151,556          	(195,264)
Cash at beginning of period	                       841,118         	1,036,382
Cash at end of period	                          $  992,674        	$  841,118

HOME BUILDING BANCORP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 - PARENT ONLY FINANCIAL STATEMENTS,
CONTINUED

Cash dividends paid to the Corporation from the Bank for the years ended September 30,
                                            	    1997         	    1996
	                                             $175,000          	$290,000

HOME BUILDING BANCORP, INC.
SHAREHOLDER INFORMATION




ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Thursday, January 29, 1998, at the main office of the Corporation, located at 200 East VanTrees Street, Washington, Indiana.

STOCK LISTING

The Corporation's stock is traded on The Nasdaq SmallCap Market under the symbol "HBBI".

PRICE RANGE OF COMMON STOCK

The table below presents the quarterly range of high and low bid prices of, and dividends declared on, the Corporation's Common Stock during fiscal 1997 and 1996. The price information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.


                           1997                             1996
                  HIGH     LOW     DIVIDEND        HIGH     LOW    DIVIDEND

First Quarter    18.50    16.75      .075         $17.00   $15.25    $.075
Second Quarter   21.00    17.00      .075         $17.50   $16.25    $.075
Third Quarter    21.00    20.50      .075         $19.50   $16.25    $.075
Fourth Quarter   22.00    19.50      .075         $22.00   $17.00    $.075

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. The Corporation paid a $.075 quarterly dividend on October 26, 1997 to shareholders of record on October 12, 1997. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

At September 30, 1997, the Corporation had approximately 320 shareholders of record and 288,378 outstanding shares of Common Stock.

SHAREHOLDERS AND GENERAL INQUIRIES           		TRANSFER AGENT

Bruce A. Beesley, President	           			Registrar and Transfer Company
Home Building Bancorp, Inc. 				          10 Commerce Drive
200 East VanTrees Street          				    Cranford, New Jersey 07016
Washington, Indiana  47501		            		(908) 272-8511
(812) 254-2641

ANNUAL AND OTHER REPORTS

The Corporation is required to file an annual report on Form 10-KSB for its fiscal year ended September 30, 1997, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Corporation's quarterly reports may be obtained without charge by contacting: Bruce A. Beesley, President, Home Building Bancorp, Inc., 200 East VanTrees Street, Washington, Indiana 47501; telephone number (812) 254-2641.

	HOME BUILDING BANCORP, INC.
CORPORATE INFORMATION




CORPORATION AND BANK ADDRESS

200 East VanTrees Street		    			Telephone:	(812) 254-2641
Washington, Indiana  47501 			  	Fax:	     	(812) 254-2619



DIRECTORS OF THE BOARD	OF HOME
BUILDING BANCORP, INC AND HOME
BUILDING SAVINGS BANK, FSB

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


EXECUTIVE OFFICERS OF HOME
BUILDING BANCORP, INC.AND
HOME BUILDING SAVINGS BANK, FSB

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



38