Form 10KSB, Exhibit 13
period 2000-09-30
HOME BUILDING BANCORP INC
filed 2000-12-29
CIK 930594

--------------------------------------------------------------------------------
2000 ANNUAL REPORT
--------------------------------------------------------------------------------









                           HOME BUILDING BANCORP, INC.
                               Washington, Indiana

TABLE OF CONTENTS


                                                                   Page No.
                                                                   --------
President's Message...................................................1
Selected Consolidated Financial Information...........................2
Management's Discussion and Analysis of Financial
  Condition and Results of Operation..................................3
Consolidated Financial Statements....................................13
Shareholder Information..............................................34
Corporate Information................................................36

Dear Shareholders,

I am pleased to present to you our Annual Report for fiscal year 2000. While we remain profitable and extremely well capitalized, our income declined to $178,000 for 2000 from $326,000 in 1999, primarily as a result of additional compensation expense, and professional fees that are not expected to reoccur at the same levels. On the bright side, our net interest income was $1,525,000, a small improvement over the prior year, and both our deposits and loans were up. During the year, management worked with its advisors to evaluate and strengthen key internal controls and procedures and to fill key customer service positions with experienced community bankers.

This year we intend to finish laying the groundwork and putting in the infrastructure for the future. We are planning to make a computer conversion this coming August. Our new ITI/Fiserv system will be state of the art and allow for improved efficiencies, strong controls, and most importantly, the new system will allow our customers to choose from a wider range of products and services.

At the Home Building Investment Center, we are changing our clearing broker dealer from SII to Fiserv. This move offers many advantages to our customers, such as a choice of telephone trading or trading with our in house broker, Kim Murray. Customers will also receive just one brokerage statement and tax statement to make it easier to read and keep track of their investments. Our customers will also find that their trades are less expensive with the new system.

We are ready for an exciting year here at Home Building. Our staff is very experienced and knowledgeable. We call ourselves "The Home Team", because we believe that working together we can make Home Building the best place to bank for a variety of financial products with the comfort of home town banking.

Our vision for the future is based on the following premises:
1. Our customers demand and deserve the latest and greatest in financial products and services, and they will pay a fair price for those products and services.
2. Our customers want to deal with local people that they know and trust, and they expect their banker to be able to make decisions.
3.  Our shareholders deserve and demand a fair return for their investment.

We believe that as a locally owned and operated bank we are well suited for the future.
The pendulum will be swinging back to smaller local banks because of superior customer service. As long as we can offer the products, we can win on service.

We think that our success will be tied to being the best at the basics, taking deposits and making loans. We have opportunities in small business lending, in non-qualifying real estate mortgages, in consumer loans, and of course in checking, savings and C.D.s.

We think you will agree that our future looks bright, and we hope you will be a part of that success. Please consider Home Building Savings Bank for your personal banking needs.

Thank you for your investment in Home Building.

Sincerely,


/s/ John B. Graham
------------------
John B. Graham
President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                          At September 30,
                                                     -------------------------------------------------------------------------------
                                                      2000             1999             1998              1997             1996
                                                     -------------------------------------------------------------------------------
                                                                                           (In Thousands)
Selected Financial Condition Data:
---------------------------------

Total assets.......................................   $47,164         $48,887           $45,103          $41,750         $42,561
Loans receivable, net..............................    36,971          36,843            32,659           28,583          28,108
Cash and cash equivalents..........................     4,468           6,008             5,606            4,016           5,222
Securities.........................................     4,144           4,763             5,672            7,827           8,006
Deposits...........................................    36,856          35,598            32,167           31,518          32,628
Total borrowings...................................     3,500           6,679             6,327            4,000           3,974
Shareholders' equity...............................     6,301           6,161             6,172            5,893           5,499

                                                                           At and For Year Ended September 30,
                                                         -------------------------------------------------------------------------
                                                                 2000           1999          1998             1997          1996
                                                         -------------------------------------------------------------------------
                                                                         (In Thousands, Except Per Share Data)
Selected Operations Data:
------------------------
Total interest income ..............................        $ 3,338        $ 3,355         $ 3,282        $ 3,306        $ 3,214
Total interest expense .............................          1,812          1,837           1,833          1,831          1,756
                                                            -------        -------         -------        -------        -------
Net interest income ................................          1,525          1,518           1,449          1,475          1,458
Provision for loan losses ..........................             28             15              27              5            409
                                                            -------        -------         -------        -------        -------
Net interest income after provision for loan losses           1,497          1,503           1,422          1,470          1,049
                                                            -------        -------         -------        -------        -------
Gain (loss) on sales of mortgage-backed
 securities, investment securities, and other assets             --            (34)             17             13             --
Other noninterest income ...........................            119            173             177            113            141
                                                            -------        -------         -------        -------        -------
Total noninterest income ...........................            119            139             194            126            141
Total noninterest expense ..........................          1,345          1,135           1,185          1,058          1,298
                                                            -------        -------         -------        -------        -------
Income before taxes ................................            272            507             431            538           (108)
Income tax expense .................................             94            181             169            210             29
                                                            -------        -------         -------        -------        -------
Net income (loss) ..................................        $   178        $   326         $   262        $   328        $  (137)
                                                            =======        =======         =======        =======        =======

Basic earnings (loss) per share ....................        $   .62        $  1.16         $   .90        $  1.15        $  (.46)
Dividends per share ................................        $   .30        $   .30         $   .30        $   .30        $   .30


                                                                                              Year Ended September 30,
                                                                           --------------------------------------------------------
                                                                              2000         1999        1998       1997        1996
                                                                           ---------     --------    --------   --------    -------
Selected Financial Ratios and Other Data:
----------------------------------------

Performance Ratios:
              Return on average assets(1) ...........................          .38%        .69%        .60%        .78%       (.33)%
            Return on average shareholders' equity(1) ...............         2.86        5.29        4.34        5.75        (.02)
           Interest rate spread .....................................         3.07        2.93        2.88        2.97        2.98
            Net interest margin(2) ..................................         3.42        3.32        3.25        3.33        3.53
            Ratio of operating expense to average total assets ......         2.86        2.62        2.78        2.51        3.08
            Ratio of average interest-earning assets to average
              Interest-bearing liabilities ..........................       108.54      109.53      110.12      108.18      112.99

          Quality Ratios:
            Non-performing assets to total assets at end of period(3)          .34         .26         .32         .60         .35
            Allowance for loan losses to non-performing loans .......        55.60       66.67       63.21       32.67       51.68
            Allowance for loan losses to loans receivable, net ......          .24         .23         .28         .29         .27

          Capital Ratios:
            Shareholders' equity to total assets at end of period ...        13.36       12.60       13.68       14.11       12.92
            Average shareholders' equity to average assets ..........        13.26       13.12       13.89       13.51       13.74
            Dividend payout ratio(4) ................................        48.39       25.86       35.72       26.09     >100.00

          Other Data:
            Number of full-service offices ..........................            2           2           2           2           2

------------------------------

(1) The fiscal 1996 numbers include the nonrecurring SAIF special assessment.
(2) Net interest income divided by average interest-earning assets.
(3) Non-performing assets consist of nonaccruing loans, loans past due 90 or more days and real estate owned.
(4) Dividends declared per share divided by earnings per common stock and common share equivalent.
(5) Not applicable.


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

Financial Condition

      Total assets of the Corporation decreased $1.7 million, or 3.52% to $47.2 million at September 30, 2000 from $48.9 million at September 30, 1999. Loan receivable increased $129,000, or 0.35%, to $37.0 million at September 30, 2000. The Bank continues to compete successfully in its own marketplace for quality mortgage loans, as well as installment, auto, and commercial loans. Assets decreased primarily due to interest-bearing deposits with banks, which decreased $1.7 million, to $3.0 million at September 30, 2000. The decrease was due largely in part to the payoffs of Federal Home Loan Bank advances. Securities available for sale decreased $553,000 to $3.7 million, as securities continue to pay down and cash flows were invested in new loans.

      Total deposits increased $1.3 million, or 3.56%, to $36.9 million at September 30, 2000. The increase was approximately $1.9 million in time deposits which was offset by a decrease of $637,000 in savings and NOW deposits. The Bank has been able to maintain a relatively stable cost of savings, although much of the increase has come from public funds deposits. The Bank is able to compete aggressively for retail deposits should loan volume or other investment opportunities warrant. Advances from the FHLB of Indianapolis decreased $3.2 million, to $3.5 million at year-end.

      Shareholders' equity increased $140,000, to $6.3 million, at September 30, 2000. Dividends paid to shareholders equaled $0.30 per share during the fiscal year. At September 30, 2000 shareholders' equity was $22.10 per share based on 285,037 shares, compared to $21.79 per share on September 30, 1999, based on 282,793 shares.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 2000 and 1999.

      General. The Corporation had net income of $178,000 for the year ended September 30, 2000 compared to net income of $326,000 for the same period last year. Net interest income increased $7,000, while noninterest income decreased $20,000, primarily due to lower commissions from White River Service Corporation. Noninterest expense increased $210,000, driven by severance agreement expenses and expenses related to an employee defalcation. Service fee, occupancy and equipment, data processing and advertising expenses remained relatively unchanged compared to the previous year.

      Interest Income. Total interest income decreased $17,000, or 0.52%, to $3.3 million for the year ended September 30, 2000 compared to the previous year. The slight decrease was impacted by a $45,000 write-off of loan interest due to an employee defalcation offset by interest earned from higher loan volumes and interest earned on higher volumes of deposits with other banks. See "Average Balances, Interest Rates and Yields" and Rate/Volume Analysis of Net Interest Income".

      Interest Expense. Total interest expense decreased $24,000, or 1.32%, to $1.8 million for the year ended September 30, 2000 compared to the previous year. Slightly higher interest expense on deposits was offset by reduced interest expense on borrowed funds due to maturity of FHLB advances and the average cost of funds was stable. See "Average Balances, Interest Rates and Yields" and " Rate/Volume Analysis of Net Interest Income".

      Net Interest Income. Net interest income increased $7,000, or 0.45%, to $1.5 million for the year ended September 30, 2000 compared to the previous year. The Bank has successfully maintained, and even increased its deposits while controlling their cost. The Bank has also used the advantageous rates on FHLB advances in managing its liability structure. While interest income from the securities and mortgage-backed security portfolios decreased as these assets repaid, the Bank has realized improved interest income from its increased lending activities.

      Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses during the year ended September 30, 2000 was $28,000. Net losses after recoveries were $25,600 for the year. The $89,000 allowance at September 30, 2000 represents 0.24% of net loans receivable, similar to 1999, and 55.6% of total non-performing loans, compared to 66.7% of non-performing loans at September 30, 1999.

      Management establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the level of its classified and nonperforming assets and their estimated value and management's assessment of the local economy.

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

      Noninterest Income. Total noninterest income decreased $20,000, or 14.2%, to $119,000 for the period ended September 30, 2000 from $139,000 for the previous year. A $41,000 decrease, 58.72%, in commission income from the Bank's investment sales subsidiary drove the decline. Management has decided to transfer customer investment accounts to another vendor and will not emphasize this area of business. Lower volumes of savings and checking accounts resulted in reduced service charge income in 2000, compared to 1999.

      Noninterest Expense. Noninterest expense increased $210,000, or 18.51%, to $1,345,000 for the period ended September 30, 2000 from $1,135,000 for the previous year. The increases were due to an employee severance agreement and higher salaries and benefits, professional fees and other expense. Compared to the same period a year ago, the Bank has added a full time commercial loan officer. In addition, during December, 1999, management discovered an employee fraud and the Company has incurred higher professional fees related to this matter.

            During April, 2000, the Company entered into a separation and severance agreement with its Chief Executive Officer. Pursuant to the terms of the agreement, he will continue to receive salary and benefits for a period of time. In April, 2000, the Company accrued and expensed approximately $106,000 related to this agreement. This agreement accounts for 50.46% of the noninterest expense increase for fiscal year 2000.

      Income Tax Expense. Income tax expense decreased to $94,000 for the fiscal year ended September 30, 2000 from $181,000 in fiscal year 1999, as a result of lower income before tax. The effective tax rate declined to 34.4% in 2000, compared to 35.7% in 1999.

Average Balances, Interest Rates and Yields

            The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense from average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.(in thousands)


                                                                            September 30,
                                                             2000                                1999
                                           -------------------------------------------------------------------------
                                             Average       Interest                Average     Interest
                                           Outstanding      Earned/     Yield/   Outstanding    Earned/      Yield/
                                             Balance         Paid        Rate      Balance       Paid        Rate
                                             -------         ----        ----      -------       ----        ----
Interest-Earning Assets:
 Loans receivable(1) ................       $36,712        $ 2,823       7.69%    $34,998       $ 2,713      7.75%
 Securities .........................         3,570            275       7.70       4,474           315      7.04
 Interest-earning deposits at banks .         3,984            211       5.30       5,947           300      5.04
 FHLB stock .........................           341             28       8.21         337            27      8.01
                                            -------        -------                -------       -------

  Total interest-earning assets(1) ..        44,607          3,337       7.48      45,756         3,355      7.33
                                            -------        -------                -------       -------

Interest-Bearing Liabilities:
 Savings deposits ...................         5,693            113       1.98       6,340           144      2.27
 Demand and NOW deposits ............         6,010             72       1.20       6,228            88      1.41
 Certificate accounts ...............        24,056          1,332       5.54      22,793         1,253      5.50
 Borrowings .........................         5,335            295       5.53       6,412           352      5.49
                                            -------        -------                -------       -------
  Total interest-bearing liabilities         41,094          1,812       4.41      41,773         1,837      4.40
                                            -------        -------                -------       -------

Net interest income .................                      $ 1,525                              $ 1,518
                                                           =======                              =======

Net interest rate spread(1)(2) ......                                    3.07%                               2.93%
Net interest-earning assets(1) ......       $ 3,513                               $ 3,983
                                            =======                               =======
Net yield on average interest- ......                                    3.42%                               3.32%
 earning assets(3) ..................
Average interest-earning assets to
 Average interest-bearing liabilities                       108.54%                              109.53%


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

                                                                              Year Ended September 30,
                                                                              ------------------------
                                                                 2000 vs. 1999                        1999 vs. 1998
                                                     ----------------------------------------------------------------------------

                                                          Increase                               Increase
                                                         (Decrease)                             (Decrease)
                                                           Due to               Total             Due to             Total
                                                   ----------------------     Increase     --------------------    Increase
                                                     Volume        Rate      (Decrease)    Volume        Rate     (Decrease)
                                                   ----------   ---------    ---------     -------      -------   ----------
Interest-Earning Assets:
Loans receivable ...............................    $ 132        $ (22)       $ 110        $ 321        $(155)       $ 166
Securities .....................................      (68)          28          (40)        (131)          (6)        (137)
Interest-earning deposits at banks .............     (103)          14          (89)          69          (24)          45
FHLB Stock .....................................       --            1            1           --           --           --
                                                    -----        -----        -----        -----        -----        -----

Total interest-earning assets ..................    $ (39)       $  21          (18)       $ 259        $(185)         (74)
                                                    =====        =====        =====        =====        =====        =====

Interest-Bearing Liabilities:
Savings deposits ...............................      (14)         (17)         (31)       $   0        $ (47)         (47)
Demand and NOW deposits ........................       (3)         (13)         (16)           4          (62)         (58)
Certificate accounts ...........................       70            9           79          101          (39)          62
Borrowings .....................................      (60)           3          (57)          68          (21)          47
                                                    -----        -----        -----        -----        -----        -----

Total interest-bearing liabilities .............    $  (7)       $ (18)         (25)       $ 173        $(169)           4
                                                    ======       ======        -----       =====        ======        ----

Net interest income ............................                              $   7                                  $  70
                                                                              =====                                  =====

Asset/Liability Management

            The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management believes it is important to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes. Specific strategies to manage interest rate risk have included the origination of ARMs and advances from the FHLB to match durations of fixed rate mortgages. In addition, management monitors the spread between short-term and long-term liabilities, and at the appropriate time, may lengthens its interest-bearing liabilities to keep the percent change in NPV within acceptable limits. At September 30, 2000, approximately $8.9 million, or 27.4%, of the Corporation's mortgage loans and mortgage-backed securities were scheduled to mature or reprice during the next five years. Management anticipates that it will replace these loans in the normal course of business and through marketing efforts, which are devoted to attracting mortgage loans directly from the public. Subject to demand, new loans will be originated at market interest rates. Loans may also be purchased from other originators as whole loans or participations in pools of loans should local demand prove unsatisfactory. Furthermore, mortgage-backed securities may also be purchased if excess funds cannot be invested in mortgage loans.

            OTS regulations provide a NPV approach to the quantification of interest rate risk. Under OTS regulation TB 13a, institutions are expected to establish minimum board-approved interest rate risk limits and maintain an ability to measure their interest rate risk exposure. The Bank relies on the OTS Interest Rate Risk Exposure Report, which is calculated and reviewed by the Bank's board quarterly. TB 13a assigns a "Level of Interest Rate Risk" based on a bank's post shock NPV and its Interest Rate Sensitivity Measure, as defined. Based on the most recently available Report, for the quarter ending September 30, 2000, the Bank had a post shock NPV at +200bp of 9.00% and a Sensitivity measure of -299 bp. Banks having post shock NPV of 6% to10% and Sensitivity Measures of 200-400bp are rated "Moderate Risk".

            Presented below, as of September 30, 2000, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.


                                                     At September 30, 2000
                                                 ----------------------------
         Change in                       NPV          NPV          NPV as a %
        Interest Rate    Estimated     Dollar       Percent      of the Present
      (Basis Points)        NPV        Change       Change        Value Assets
      --------------     ---------     ------       ------        ------------
                                     (Dollars in Thousands)

          +300bp         3,231        (2,426)        (43)%           7.35%
          +200bp         4,055        (1,602)        (28)%           9.00%
          +100bp         4,879          (778)        (14)%          10.58%
             0bp         5,657                                       12.00%
         - 100bp         6,268           612          11%           13.05%
         - 200bp         6,676         1,020          18%           13.70%
         - 300bp         6,984         1,327          23%           14.16%

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

Liquidity and Capital Resources

            The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank's regulatory liquidity at September 30, 2000 was 19.23%.

            Liquidity management is both a daily and long-term responsibility of management. Management adjusts the Bank's investments in liquid assets based upon its assessment of (i) expected loan demand, (ii) expected deposit flows,
(iii) yields available on interest-earning investments and (iv) the objectives of its asset/liability management program. Excess liquidity generally is invested in interest-bearing overnight deposits. If the Bank requires additional funds beyond its internal ability to generate such funds it has additional borrowing capacity with the FHLB of Indianapolis and collateral eligible for repurchase agreements. At September 30, 2000, the Corporation had outstanding borrowings consisting $ 3.5 million in FHLB advances, with the capacity to borrow up to an additional $12.9 million from the FHLB of Indianapolis.

            The Bank principally uses its liquidity resources to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At September 30, 2000, the Bank had $626,000 of loan commitments. Certificates of deposit scheduled to mature in a year or less at September 30, 2000 totaled $20.4 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank. There can be no assurance, however, that the Bank can retain all such deposits. Management anticipates that it will have sufficient funds available to meet the Bank's liquidity needs.

            The primary investing activities of the Bank includes the origination of loans and the purchase of securities. At September 30, 2000, these assets accounted for 86.45% of the Bank's total assets. Such originations and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, FHLB advances and net income.

            At September  30, 2000,  the Bank had tangible and core capital of $
4.88 million, or 10.50% of adjusted total assets, which was approximately $ 4.18 million and $ 3.01 million above the minimum requirements, of 1.5% and 4.0%, respectively, of the adjusted total assets on that date. The Bank had total risk-based capital at September 30, 2000 of $ 4.97 million, or 18.8% of risk-weighted assets of approximately $26.40 million. This amount was $ 2.86 million above the 8.0% requirement in effect on that date. At September 30, 2000, the Bank was considered a "well capitalized" institution under OTS regulations.

            The Corporation also has a need for, and sources of, liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of any dividends to shareholders. At September 30, 2000, Home Building Bancorp Inc. had more than $1.0 million in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from the Bank. Dividends totaling $200,000 were paid from the Bank to Home Building for the year ended September 30, 2000. Home Building also retained cash from the Conversion and, as a public company, has access to public debt and equity markets. For the year ended September 30, 2000, Home Building paid dividends to shareholders totaling $89,000. Home Building currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary. Management anticipates that it will have adequate funds to meet the Corporation's foreseeable short- and long-term liquidity needs.

Forward-Looking Statements

When used in this Annual Report or future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                           HOME BUILDING BANCORP, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999

                           HOME BUILDING BANCORP, INC.
                              Washington, Indiana

                        CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999


REPORT OF INDEPENDENT AUDITORS..........................................14

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET..............................................15

CONSOLIDATED STATEMENTS OF INCOME.......................................16


CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY....................................................17

CONSOLIDATED STATEMENTS OF CASH FLOWS...................................18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................19

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Home Building Bancorp, Inc.
Washington, Indiana


We have audited the accompanying consolidated balance sheet of Home Building Bancorp, Inc. as of September 30, 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Home Building Bancorp, Inc. as of September 30, 1999 were audited by other auditors whose report dated November 4, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Building Bancorp, Inc. as of September 30, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                              /s/ Crowe, Chizek and Company LLP
                                              ---------------------------------
                                              Crowe, Chizek and Company LLP

Indianapolis, Indiana
November 8, 2000

                           HOME BUILDING BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------



                                                                                2000                 1999
                                                                                ----                 ----
ASSETS
         Cash and due from banks                                              1,438,888            1,247,958
         Interest-bearing time deposits with banks                            3,029,003            4,760,057
         Available-for-sale securities                                        3,739,453            4,292,694
         Held-to-maturity securities
           (Fair value of $62,425 and $129,697)                                  62,945              129,362
         Loans, net of allowance ($88,659 and $86,288)                       36,971,356           36,842,618
         Federal Home Loan Bank stock, at cost                                  341,400              341,400
         Premises and equipment - net                                           730,422              744,516
         Accrued interest receivable and other assets                           850,683              528,466
                                                                        ---------------       --------------

                                                                           $ 47,164,150         $ 48,887,071
                                                                        ===============       ==============



LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
         Interest-bearing deposits                                           36,856,308           35,588,598
         Federal Home Loan Bank advances                                      3,500,000            6,677,863
         Accrued expenses and other liabilities                                 507,075              459,888
                                                                        ---------------       --------------
                                                                             40,863,383           42,726,349

Common stock in ESOP subject to put option                                      217,238              192,225

Other shareholders' equity
         Common stock, $.01 par value, 1,000,000 shares authorized,
            331,660 shares issued                                                 3,317                3,317
         Additional paid-in capital                                           3,098,381            3,098,774
         Treasury stock, 35,000 shares at cost                                 (605,000)            (605,000)
         Retained earnings                                                    3,944,650            3,855,608
         Amount reclassified on ESOP shares                                    (217,238)            (192,225)
         Accumulated other comprehensive loss                                   (44,472)             (37,946)
         Unearned ESOP & recognition and retention shares                       (96,109)            (154,031)
                                                                        ---------------       --------------
                                                                              6,083,529            5,968,497
                                                                        ---------------       --------------
                                                                           $ 47,164,150           48,887,071
                                                                        ===============       ==============




--------------------------------------------------------------------------------
                            See accompanying notes.

                           HOME BUILDING BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                     Years ended September 30, 2000 and 1999

--------------------------------------------------------------------------------

                                                               2000               1999
                                                               ----               ----
Interest income
         Loans, including related fees                     $ 2,823,114        $ 2,713,084
         Taxable securities                                    303,226            342,468
         Deposits with other banks                             211,411            299,672
                                                           -----------        -----------
                  Total interest income                      3,337,751          3,355,224

Interest expense
         Deposits                                            1,517,838          1,484,936
         Borrowings                                            294,611            351,840
                                                           -----------        -----------
                  Total interest expense                     1,812,449          1,836,776
                                                           -----------        -----------

Net interest income                                          1,525,302          1,518,448

Provision for loan losses                                       28,000             15,163
                                                           -----------        -----------

Net interest income after provision for loan losses          1,497,302          1,503,285

Noninterest income
         Deposit account service charges and fees               51,250             65,662
         Net gain (loss) on sales of securities                     --            (34,837)
         Investment sales commissions                           28,905             70,035
         Other                                                  39,210             38,303
                                                           -----------        -----------
                                                               119,365            139,163
Noninterest expense
         Salaries and employee benefits                        729,729            622,836
         Occupancy and equipment                               140,415            142,848
         Data processing                                        62,340             59,149
         Professional fees                                     124,934             56,263
         Service fees                                           60,037             61,598
         Advertising                                            53,557             58,805
         Other                                                 174,064            133,497
                                                           -----------        -----------
                                                             1,345,076          1,134,996
                                                           -----------        -----------
Income before income taxes                                     271,591            507,452

Income taxes                                                    93,551            180,952
                                                           -----------        -----------


Net income                                                 $   178,040        $   326,500
                                                           ===========        ===========

Per share data
         Earnings per share                                $      0.62        $      1.16
                                                           ===========        ===========

         Earnings per share, assuming dilution             $      0.62        $      1.16
                                                           ===========        ===========



--------------------------------------------------------------------------------
                            See accompanying notes.

                           HOME BUILDING BANCORP, INC.
                             CONSOLIDATED STATEMENTS
                       OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended September 30, 2000 and 1999

--------------------------------------------------------------------------------

                                                                                 Additional                         Amount
                                                                   Common          Paid-In        Treasury       Reclassified
                                                                    Stock          Capital          Stock          on ESOP
                                                                    -----          -------          -----          -------
Balance October 1, 1998                                          $   3,317    $  3,088,095    $   (345,000)   $  (171,725)

Comprehensive income
         Net income                                                      -               -               -              -
         Change in net unrealized gain (loss), net of tax                -               -               -              -

                  Total comprehensive income                                                                            -
Cash dividends - $.30 per share                                          -               -               -              -
Purchase of treasury stock (15,000 shares)                               -               -        (260,000)             -
Change in value of ESOP put                                              -               -               -        (20,500)
Allocation of benefit plan shares                                        -          10,679               -              -
                                                                 ---------    ------------    ------------    -----------

Balance September 30, 1999                                           3,317       3,098,774        (605,000)      (192,225)

Comprehensive income
         Net income                                                      -               -               -              -
         Change in net unrealized gain (loss), net of tax                -               -               -              -

(6,526)
                  Total comprehensive income                                                                            -
Cash dividends - $.30 per share                                          -               -               -              -
Change in value of ESOP put                                              -               -               -        (25,013)
Allocation of benefit plan shares                                        -            (393)              -              -
                                                                 ---------    ------------    ------------    -----------

Balance September 30, 2000                                       $   3,317    $  3,098,381    $   (605,000)   $  (217,238)
                                                                 =========    ============    ============    ===========





                                                                                  Accumulated     Unearned ESOP        Total
                                                                                     Other       and Recognition       Other
                                                                    Retained     Comprehensive    and Retention     Shareholders'
                                                                    Earnings     Income/(Loss)       Shares            Equity
                                                                    --------     -------------       ------            ------
Balance October 1, 1998                                         $ 3,618,107     $  20,741          (213,415)       $  6,000,120

Comprehensive income
         Net income                                                 326,500             -                 -             326,500
         Change in net unrealized gain (loss), net of tax                 -       (58,687)                -             (58,687)

                  Total comprehensive income                                                                            267,813
Cash dividends - $.30 per share                                     (88,999)            -                 -             (88,999)
Purchase of treasury stock (15,000 shares)                                -             -                 -            (260,000)
Change in value of ESOP put                                               -             -                 -             (20,500)
Allocation of benefit plan shares                                         -             -            59,384              70,063
                                                                    -------     ---------         ---------         -----------

Balance September 30, 1999                                          855,608       (37,946)         (154,031)          5,968,497

Comprehensive income
         Net income                                                 178,040             -                 -             178,040
         Change in net unrealized gain (loss), net of tax                 -        (6,526)                -              (6,526)

                  Total comprehensive income                                                                            171,514
Cash dividends - $.30 per share                                     (88,998)            -                 -             (88,998)
Change in value of ESOP put                                               -             -                 -             (25,013)
Allocation of benefit plan shares                                         -             -            57,922              57,529
                                                                    -------     ---------         ---------         -----------

Balance September 30, 2000                                     $  3,944,650     $ (44,472)     $    (96,109)       $  6,083,529
                                                               ============     =========      ============        ============



--------------------------------------------------------------------------------
                            See accompanying notes.

                           HOME BUILDING BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended September 30, 2000 and 1999

--------------------------------------------------------------------------------

                                                                              2000                1999
                                                                              ----                ----
Cash flows from operating activities
       Net income                                                        $   178,040         $   326,500
       Adjustments to reconcile net income to net
         cash from operating activities
              Depreciation                                                    37,617              37,044
              Net losses on sales of securities                                   --              34,837
              Provision for loan losses                                       28,000              15,163
              Non cash compensation                                           57,529              70,063
              Change in assets and liabilities
                     Accrued interest receivable and other assets            (15,943)           (101,004)
                     Accrued expenses and other liabilities                   47,187              36,109
                                                                         -----------         -----------
                           Net cash from operating activities                332,430             418,712

Cash flows from investing activities
       Net change in interest-bearing deposits with banks                  1,731,054            (521,080)
       Proceeds from maturities and principal reductions of
         held-to-maturity securities                                          66,417              98,697
       Proceeds from maturities of available-for-sale securities             635,676           2,131,834
       Purchase of available-for-sale securities                             (96,513)         (1,415,000)
       Loans made to customers, net of principal collections
         thereon                                                            (455,460)         (4,233,279)
       Property and equipment expenditures, net                              (23,523)            (22,218)
                                                                         -----------         -----------
              Net cash from investing activities                           1,857,651          (3,961,046)

Cash flows from financing activities
       Net change in deposits                                              1,267,710           3,422,082
       Proceeds from Federal Home Loan Bank advances                              --           1,000,000
       Payments on Federal Home Loan Bank advances                        (3,177,863)           (649,552)
       Dividends paid on common stock                                        (88,998)            (88,999)
       Purchase of treasury stock                                                 --            (260,000)
                                                                         -----------         -----------

              Net cash from financing activities                          (1,999,151)          3,423,531
                                                                         -----------         -----------


Net change in cash and cash equivalents                                      190,930            (118,803)

Cash and cash equivalents at beginning of year                             1,247,958           1,366,761
                                                                         -----------         -----------


Cash and cash equivalents at end of year                                 $ 1,438,888         $ 1,247,958
                                                                         ===========         ===========

Cash paid for interest                                                   $ 1,771,233         $ 1,801,930

Cash paid for income taxes                                                   214,047             270,514


--------------------------------------------------------------------------------
                            See accompanying notes.

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Home Building Bancorp, Inc. (Company), its wholly-owned subsidiary, Home Building Savings Bank (Bank), and the Bank's wholly owned subsidiary, White River Service Corporation (Service Corp). Intercompany transactions are eliminated in consolidation.

Description of Business: The Company provides financial services through its subsidiary which conducts basic banking operations in Daviess and Pike counties in southwestern Indiana. Operations primarily consist of generating mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. The Company reports net cash flows for customer loan and deposit transactions, and interest-bearing balances with other financial institutions.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from those estimates. Estimates that are most susceptible to change in the near term include the allowance for loan losses and the fair value of financial instruments.

Securities: Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Available-for-sale securities are classified as available-for-sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.


Interest income is reported on the interest method and include amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated collectively for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are significantly delayed or when the internal grading system indicates a doubtful classification.

The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses expense.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense, using an option pricing model to estimate fair value.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce earnings; dividends on unearned ESOP shares reduce debt and accrued interest. A participant receiving a distribution of stock from the ESOP has an option for two separate 60 day periods to require the Company to repurchase the shares received at fair value. No participants are presently within such an option period; however, the fair value of the potential liability under the put option has been separately reclassified on the balance sheet.


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated on the straight-line and declining-balance methods over the estimated useful lives of the assets.

Other Real Estate: Other real estate acquired through foreclosure is carried at the lower of cost (fair value at foreclosure) or fair value less estimated selling costs. Expenses incurred in carrying other real estate are charged to operations as incurred.

Income Taxes: Income tax expense is the amount of taxes payable for the current year plus or minus the change in deferred taxes. Deferred tax liabilities and assets are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Recognition of deferred tax assets is limited by the establishment of a valuation allowance unless management concludes that they are more likely than not to result in future tax benefits to the Company.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.



--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Share Data: Earnings, dividends and stock option related per share data are restated for the effect of stock splits and dividends. Outstanding share data is not restated.


Industry Segment: Internal financial information is reported and aggregated in one line of business, banking.


New Accounting Pronouncements: Effective October 1, 2000, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedges item, even if the fair value of the hedged item is not otherwise recorded. The Company does not utilize derivatives and the implementation of this standard did not have a material effect on the Company.


NOTE 2 - SECURITIES

Securities at year-end are as follows:

                                                              Gross               Gross
Available-for-Sale                       Amortized          Unrealized          Unrealized             Fair
------------------                         Cost               Gains               Losses              Value
                                           ----               -----               ------              -----
2000
----
Obligations of the U.S. Treasury
  and government agencies               $ 1,274,733        $        --         $   (34,035)        $ 1,240,698
Mortgage-backed securities                2,236,840              4,667             (39,752)          2,201,755
Other Securities                            300,000                 --              (3,000)            297,000
                                        -----------        -----------         -----------         -----------

                                        $ 3,811,573        $     4,667         $   (76,787)        $ 3,739,453
                                        ===========        ===========         ===========         ===========


                                                               Gross              Gross
Available-for-Sale                       Amortized           Unrealized          Unrealized           Fair
------------------                         Cost                Gains              Losses             Value
                                           ----                -----              ------             -----
1999
----
Obligations of the U.S. Treasury and
  government agencies                   $ 1,317,215        $        --         $   (26,559)        $ 1,290,656
Mortgage-backed securities                2,618,518              7,588             (31,110)          2,594,996
Other Securities                            415,000                 --              (7,958)            407,042
                                        -----------        -----------         -----------         -----------
                                        $ 4,350,733        $     7,588         $   (65,627)        $ 4,292,694
                                        ===========        ===========         ===========         ===========



--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999



NOTE 2 - SECURITIES (Continued)


                                                                      Gross          Gross
Held-to-Maturity                               Amortized           Unrealized      Unrealized      Fair
----------------                                  Cost                Gains          Losses        Value
                                                  ----                -----          ------        -----
2000
----
         Mortgage-backed securities           $    62,945           $    219         $ (739)      $ 62,425
                                              ===========           ========         ======       ========

1999
----
         Mortgage-backed securities           $   129,362           $    548         $ (213)      $129,697
                                              ===========           ========         ======       ========


The amortized cost and fair value of securities at September 30, 2000 are shown below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.



                                                    Available-for-Sale                Held-to-Maturity
                                                   ------------------                 ----------------
                                               Amortized             Fair         Amortized         Fair
                                                 Cost               Value            Cost           Value
                                                 ----               -----            ----           -----
Due in one year or less                     $           -      $           -       $      -      $       -
Due after one year through
  five years                                    1,574,733          1,537,698              -              -
Due after five years through
  ten years                                             -                  -              -              -
Mortgage-backed securities                      2,236,840          2,201,755         62,945         62,425
                                            -------------      -------------       --------      ---------

                                            $   3,811,573      $   3,739,453       $ 62,945      $  62,425
                                            =============      =============       ========      =========


There were no sales of securities in 2000 or 1999. In 1999, a loss of $34,837 was recorded when a security was deemed impaired and written off.


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999



NOTE 3 - LOANS

Year-end loans are as follows:

                                                                   2000                  1999
                                                                   ----                  ----
         Commercial                                           $   1,264,544         $    812,977
         Residential real estate                                 29,248,928           28,900,075
         Nonresidential real estate                               1,081,260            1,540,419
         Construction                                                72,437              468,437
         Consumer                                                 5,493,748            5,463,203
                                                              -------------         ------------
                  Gross loans                                    37,160,917           37,185,111
         Less:    Deferred loan origination fees                    (43,598)             (64,122)
                              Loans in process                      (57,304)            (192,083)
                              Allowance for loan losses             (88,659)             (86,288)
                                                              -------------         ------------

                  Net loans                                   $  36,971,356         $ 36,842,618
                                                              =============         ============


Certain of the Company's directors were loan customers of the Bank. A schedule of the aggregate activity in these loans follows:

         Balance as of October 1, 1999                       $     270,643
         New loans and advances on lines of credit                  18,000
         Loan reductions                                          (105,995)
                                                             -------------

         Balance as of September 30, 2000                    $     182,648
                                                             =============


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is as follows:

                                                     2000            1999
                                                     ----            ----

         Beginning balance                        $  86,288       $  92,249
         Provision charged to operations             28,000          15,163
         Loans charged off                          (26,244)        (24,276)
         Recoveries                                     615           3,152
                                                  ---------       ---------

         Ending balance                           $  88,659       $  86,288
                                                  =========       =========

There are no loans designated as impaired at September 30, 2000 or 1999, nor were any loans so designated during those years.


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999


NOTE 5 - PREMISES AND EQUIPMENT

A summary of premises, furniture and equipment by major category follows:

                                                     2000              1999
                                                     ----              ----

         Land and improvements                 $      140,048    $     140,048
         Buildings                                  1,010,127        1,001,307
         Furniture, fixtures and equipment            165,322          150,619
                                               --------------   --------------
                  Total                             1,315,497        1,291,974
         Accumulated depreciation                    (585,075)        (547,458)
                                               --------------   --------------

                  Net premises and equipment   $      730,422   $      744,516
                                               ==============   ==============


NOTE 6 - INTEREST BEARING DEPOSITS

Time deposits of $100,000 or more were $9,677,000 and $3,028,000 at September 30, 2000 and 1999. Interest expense on such deposits was $1,535,000 and $1,191,000 for 2000 and 1999.

Scheduled maturities of time deposits outstanding at year-end 2000 are as follows:

                   Year Ended
                 September 30,
                 -------------

                     2001                  $   20,424,184
                     2002                       1,742,328
                     2003                       1,311,109
                     2004                       1,078,941
                     2005                       1,745,768
                     Thereafter                         -
                                           --------------

                                           $   26,303,330
                                           ==============


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances require monthly interest payments and are secured by a pledge of substantially all of the Company's mortgage loan and securities portfolio.

Advances outstanding at year-end 2000 and 1999 had interest rates ranging from 5.32% to 5.33% and 5.32% to 6.34%, respectively, and final maturity dates extending to 2003.


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999



NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

The following table presents contractually required principal payments at September 30, 2000. Certain advances can be prepaid prior to maturity without penalty.

                  Year ended
                 September 30                 Amount Due
                 ------------                 ----------

                     2001                  $   2,500,000
                     2002                              -
                     2003                      1,000,000
                                           -------------

                                           $   3,500,000
                                           =============



NOTE 8 - EMPLOYEE BENEFITS

The Bank participates in the Financial Institutions Retirement Fund, a multi-employer retirement fund that covers substantially all of the Bank's employees providing defined benefits. The relative position of the Bank regarding the accumulated plan benefits and plan net assets is not determinable by the Bank. Pension expense totaled $0 and $0 for the years ended September 30, 2000 and 1999, respectively.

Options to buy stock are granted to directors and officers under the Company's 1995 stock option and incentive plan which provide for the issuance of up to 32,200 shares. The specific terms of each option agreement are determined by the Compensation Committee at the date of the grant.

On January 22, 1996, 24,146 options were granted with an exercise price of $16.75 per share and a ten year term. These options vest ratably over five years and none have been exercised. At September 30, 2000 and 1999, 19,317 and 14,487 of these options were vested and exercisable. These options expire on January 22, 2006.

The following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans.

                                                       2000           1999
                                                       ----           ----

         Pro forma net income                     $   157,132    $   305,592
         Pro forma earnings per share                     .55           1.08
         Pro forma diluted earnings per share             .55           1.08


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 8 - EMPLOYEE BENEFITS (Continued)

The Company has established the Home Building Bancorp, Inc., Employees Stock Ownership Plan (ESOP). The ESOP covers essentially all full-time employees. Eligibility is based on hours of service, date of hire and age. Contributions to the ESOP are determined by the Board of Directors, in the form of cash or the Corporation's common stock. No employee contributions are accepted. Contributions are allocated based on the ratio of the participant's compensation to total compensation of all participants. Participant's account balances are fully vested after five years of service. ESOP expense is based on the fair value of contributions made, if any, and shares earned by participants. For the years ended September 30, 2000 and 1999 expense totaled $32,763 and $41,339 with 2,556 and 2,702 shares committed to be allocated at September 30, 2000 and 1999, respectively. The fair value of unallocated shares was $122,000 and $169,000 at September 30, 2000 and 1999, respectively.

ESOP shares at September 30, were as follows:

                                                2000            1999
                                                ----            ----

         Allocated shares                      15,517          12,815
         Shares released for allocation         2,556           2,702
         Unreleased shares                      8,734          11,290
                                             --------       ---------

                  Total ESOP shares            26,807          26,807
                                             ========       =========

A Recognition and Retention Plan (RRP) was approved by the Corporation's shareholders on January 22, 1996. This plan is for the benefit of directors and certain officers of the Corporation. The RRP is a restricted stock award plan. The RRP is administered by a Committee of Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plan. The total shares made available for awards under the RRP plan were 12,880. The Committee has awarded 9,660 shares of common stock under the RRP. RRP awards vest in five equal annual installments, with the first award vesting on January 22, 1997, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense related to the RRP was $24,765 and $28,724 for the years ended September 30, 2000 and 1999, respectively.


--------------------------------------------------------------------------------
                                  (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES

Income taxes consist of the following components:

                                           2000                1999
                                           ----                ----
    Income tax/(benefit)
             Currently payable         $   135,505         $   192,151
             Deferred                      (41,954)            (11,199)
                                       -----------         -----------

                                       $    93,551         $   180,952
                                       ===========         ===========

The following is a reconciliation of income tax expense and the amount computed by applying the effective federal income tax rate of 34% to income before income taxes:


                                                             2000            1999
                                                             ----            ----
    Statutory rate applied to income before income taxes  $  92,341      $ 172,534
    Tax exempt income                                        (3,745)        (4,644)
    State tax expense, net of federal tax benefit            13,179         28,927
    Other                                                    (8,224)       (15,865)
                                                          ---------      ---------
                                                          $  93,551      $ 180,952
                                                          =========      =========


Year-end deferred tax assets and liabilities were due to the following factors:

                                                                     2000            1999
                                                                     ----            ----
    Deferred tax assets/(liability) from:
      Loan loss provisions                                        $(22,403)        $(33,596)
      Net unrealized loss on available-for-sale securities          27,648           20,093
      Accrued expenses                                              30,761                -
                                                                  --------         --------
                                                                    36,006          (13,503)

        Valuation allowance for deferred tax assets                      -                -
                                                                  --------         --------

                 Net deferred tax asset/(liability)               $ 36,006         $(13,503)
                                                                  ========         ========



--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 10 - EARNINGS PER SHARE

Earnings per share are computed based upon the weighted average number of shares outstanding during the period which were 285,037 for 2000 and 281,966 for 1999. Diluted earnings per share assume that the stock options outstanding are exercised and the proceeds used entirely to reacquire shares at the year's average price. For 2000 and 1999, the options outstanding were not dilutive and, therefore, were not considered.


NOTE 11 - COMMITMENTS AND OFF BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end.


                                                     2 0 0 0                            1 9 9 9
                                                     -------                            -------
                                             Fixed            Variable           Fixed           Variable
                                              Rate              Rate             Rate              Rate
                                              ----              ----             ----              ----
         Commitments to make loans
         (at market rates)                $  474,000        $  152,000        $1,334,020        $   80,231
          Unused lines of credit and
          letters of credit                        -           274,378                 -           274,569



NOTE 12 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank's deposit insurance premium rate is also based, in part, on these requirements. At September 30, 2000 and 1999, the Bank's actual and required minimum capital ratios were as follows:

--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)


                                                                                                 Minimum Needed
                                                                                                    To Be Well
                                                            Minimum Needed                          Capitalized
                                                              For Capital                          Under Prompt
                                                               Adequacy                          Corrective Action
                                  Actual                       Purposes                             Provisions
                                  ------                       --------                             ----------
                         Amount          Ratio            Amount       Ratio                 Amount            Ratio
                         ------          -----            ------       -----                 ------            -----
Total capital
  (to Risk
  Weighted
  Assets)
    2000                $4,967,000       18.8%          $2,111,000      8.0%                $2,639,000          10.0%
    1999                 4,940,000       18.9            2,093,000      8.0                  2,616,000          10.0

Tier I Capital
  (to Risk
  Weighted
  Assets)
    2000                 4,879,000       18.5            1,056,000      4.0                  1,583,000           6.0
    1999                 4,854,000       18.6            1,046,000      4.0                  1,570,000           6.0

Tier 1 Capital
  (to Average
  Assets)
    2000                 4,879,000       10.5            1,866,000      4.0                  2,333,000           5.0
    1999                 4,854,000       10.0            1,936,000      4.0                  2,420,000           5.0

Tangible Capital
  Ratio
    2000                 4,879,000       10.5              700,000      1.5                  N/A
    1999                 4,854,000       10.0              726,000      1.5                  N/A


Risk-based capital differs from tangible and core capital due to the inclusion of the Bank's general valuation allowance which totaled $89,000 and $86,000 at September 30, 2000 and 1999, respectively.

At September 30, 2000 and 1999, the Bank's capital ratios result in its being designated a well capitalized institution.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related financial and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.



--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 12 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

OTS regulations limit capital distributions by savings institutions. The lease restriction is placed on "tier 1" institutions, defined as well-capitalized and with favorable qualitative OTS examination ratings, which can make distributions in a year up to one-half the capital in excess of the most stringent capital requirement at the beginning of the year plus net income to date. Other institutions have more stringent requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier 1 institution.


NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows at September 30 (in thousands):


                                                       2 0 0 0                           1 9 9 9
                                                       -------                           -------
                                             Carrying             Fair          Carrying           Fair
                                               Value             Value            Value            Value
                                               -----             -----            -----            -----
Financial assets
         Cash, cash equivalents, and
           deposits with banks                $  4,468         $  4,234         $  6,008         $  6,008
         Available-for-sale securities           3,739            3,739            4,293            4,293
         Held-to-maturity securities                63               62              129              130
         Loans (net)                            36,971           36,030           36,843           36,820
         Accrued interest receivable               239              239              251              251

Financial liabilities
         Deposits                              (36,856)         (37,255)         (35,589)         (35,782)
         FHLB Advances                          (3,500)          (3,432)          (6,678)          (6,609)
         Accrued interest payable                 (127)            (127)             (86)             (86)


The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits is based on the rates paid at year end for new deposits, applied until maturity. Estimated fair value for off-balance-sheet loan commitments are considered nominal.


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed balance sheets and the related statements of income and cash flows for the parent company:

                            CONDENSED BALANCE SHEETS
                           September 30, 2000 and 1999


                                            2000               1999
                                            ----               ----
Assets
         Cash                            $  809,852        $  683,349
         Investment in subsidiary         4,837,300         4,824,524
         Other assets                       653,615           652,849
                                         ----------        ----------

                                         $6,300,767        $6,160,722
                                         ==========        ==========


Shareholders' equity                     $6,300,767        $6,160,722
                                         ==========        ==========


                         CONDENSED STATEMENTS OF INCOME
                     Years ended September 30, 2000 and 1999


                                                                    2000            1999
                                                                    ----            ----
Interest income                                                 $  52,656         $  39,790
Dividends from subsidiary                                         200,000           150,000
Operating expenses                                               (105,030)          (86,420)
Tax benefit                                                        32,072            31,862
                                                                ---------         ---------

Income before equity in undistributed income of the Bank          179,698           135,232

Equity in undistributed income of the Bank                         (1,658)          191,268
                                                                ---------         ---------

Net income                                                      $ 178,040         $ 326,500
                                                                =========         =========


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2000 and 1999

--------------------------------------------------------------------------------



NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 2000, 1999 and 1998

                                                                          2000                1999
                                                                          ----                ----
Cash flows from operating activities
         Net income                                                   $   178,040         $   326,500
         Adjustments to reconcile net income to
           net cash from operating activities
                  Equity in undistributed income of the Bank                1,658            (191,268)
                  Non-cash compensation expense                            31,769              45,034
                  Change in other assets and other liabilities            (21,726)           (101,849)
                                                                      -----------         -----------
                           Net cash from operating activities             189,741              78,417

Cash flows from investing activities
         Purchase of securities                                                 -            (300,000)
         Repayment of ESOP loan                                            25,760              25,760
                                                                      -----------         -----------
                  Net cash from investing activities                       25,760            (274,240)

Cash flows from financing activities
         Dividends paid                                                   (88,998)            (88,999)
         Purchase of treasury stock                                             -            (260,000)
                                                                      -----------         -----------
                  Net cash from financing activities                      (88,998)           (348,999)
                                                                      -----------         -----------

Net change in cash                                                        126,503            (544,822)

Cash at beginning of year                                                 683,349           1,228,171
                                                                      -----------         -----------

Cash at end of year                                                   $   809,852         $   683,349
                                                                      ===========         ===========



NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.


                                                                    2000              1999
                                                                    ----              ----
Unrealized holding gains (losses) on securities available-
  for-sale                                                        $ (14,081)        $(127,438)
Realized (gains)/losses on sales                                          -            34,837
                                                                  ---------         ---------

Net unrealized gains (losses)                                       (14,081)          (92,601)
Tax effect                                                            7,555            33,914
                                                                  ---------         ---------

Other comprehensive income (loss)                                 $  (6,526)        $ (58,687)
                                                                  =========         =========


--------------------------------------------------------------------------------
                                   (Continued)

                           HOME BUILDING BANCORP, INC.
                             SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------


ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Monday, January 15, 2000, at the main office of the Corporation, located at 200 East VanTrees Street, Washington, Indiana.

STOCK LISTING

The Corporation's stock is traded on The Nasdaq Pink Sheet/Electronic Bulletin Board under the symbol "HBBI".

PRICE RANGE OF COMMON STOCK

The table below presents the quarterly range of high and low bid prices of, and dividends declared on, the Corporation's Common Stock during fiscal 2000 and 1999. The price information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.

                                2000                          1999
                    HIGH        LOW     DIVIDEND    HIGH       LOW     DIVIDEND

First Quarter    $  16.00    $ 13.50    $ .075    $ 18.25    $ 15.50   $ .075
Second Quarter   $  13.50    $  9.25    $ .075    $ 17.00    $ 15.75   $ .075
Third Quarter    $  13.63    $  9.50    $ .075    $ 15.75    $ 12.00   $ .075
Fourth Quarter   $  15.25    $ 13.13    $ .075    $ 16.00    $ 12.00   $ .075


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. The Corporation paid a $.075 quarterly dividend on October 24, 2000 to shareholders of record on October 11, 2000. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

At September 30, 2000, the Corporation had approximately 350 shareholders of record and 285,037 outstanding shares of Common Stock.

                          HOME BUILDING BANCORP, INC.
                            SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------



SHAREHOLDERS AND GENERAL INQUIRIES              TRANSFER AGENT



   John B. Graham, President              Registrar and Transfer Company
   Home Building Bancorp, Inc.            10 Commerce Drive
   200 East VanTrees Street               Cranford, New Jersey 07016
   Washington, Indiana  47501             (908) 272-8511
   (812) 254-2641

ANNUAL AND OTHER REPORTS

The Corporation is required to file an annual report on Form 10-KSB for its fiscal year ended September 30, 2000, with the Securities and Exchange
Commission. Copies of the Form 10-KSB annual report and the Corporation's quarterly reports may be obtained without charge by contacting: John B. Graham, President, Home Building Bancorp, Inc., 200 East Van Trees Street, Washington, Indiana 47501; telephone number (812) 254-2641.

                           HOME BUILDING BANCORP, INC.
                              CORPORATE INFORMATION
--------------------------------------------------------------------------------

CORPORATION AND BANK ADDRESS

200 East Van Trees Street                Telephone:  (812) 254-2641

Washington, Indiana  47501               Fax:        (812) 254-2619



DIRECTORS OF THE BOARD OF HOME BUILDING BANCORP, INC AND HOME BUILDING EXECUTIVE OFFICERS OF HOME BUILDING BANCORP, INC SAVINGS BANK, FSB


                                                John B. Graham
John B. Graham                                  President and Chief Executive Officer of
President and Chief Executive Officer of        Home Building Bancorp, Inc. and
Home Building Bancorp, Inc. and Home            Home Building Savings Bank, FSB
Building Savings Bank, FSB
Washington, Indiana
                                                Debra K. Shields
                                                Vice President and Chief Financial Officer
                                                of Home Building Bancorp, Inc. and Home

                                                Building Savings Bank, FSB

Blake L. Chambers
Partner, Law firm of Waller, Chambers &         INDEPENDENT AUDITORS
Hanson
Washington, Indiana
                                                Crowe, Chizek and Company LLP
                                                3815 River Crossing Pkwy., Ste. 300
C. Darrell Deem, D.D.S.                         P.O. Box 40977
Dentist                                         Indianapolis, IN 46240-0977
Washington, Indiana
                                                SPECIAL COUNSEL


Gregory L. Haag                                 Silver, Freedman & Taff, L.L.P
President, Haag Heating and Air                 1110 New York Avenue, N.W.
Conditioning, Inc.                              Seventh Floor, East Tower
Washington, Indiana                             Washington, D.C.  20005


James E. Scheid
Owner, Scheid Farms
Washington, Indiana

Larry G. Wilson
President, R.L. Wilson Family Farms, Inc.
Montgomery, Indiana