Form 10KSB/A, Exhibit 13
period 2000-09-30
HOME BUILDING BANCORP INC
filed 2001-04-26
CIK 930594

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


During December 1999, management discovered an employee fraud involving approximately $351,000 in fictitious loans on savings accounts. The defalcation took place over a period of six years. but was not prevented or detected earlier because it did not result in any cash shortages, accounting imbalances, or from the usurpation of duties from other personnel. Only one employee was involved in the defalcation. Upon discovery of the fraud and the method of defalcation, management institued the same procedures for the origination and accounting for loans on savings accounts as are used for other types of secured installment loans. During the claims process, management wrote the receivable down to $298,000, representing the $10,000 deductible on the fidelity bond policy and the belief that interest capitalized into the loans would not be recoverable under the insurance policy. Approximately $12,000 of professional fees was also spent to investigate the matter




      Interest Income. Total interest income decreased $17,000, or 0.52%, to $3.3 million for the year ended September 30, 2000 compared to the previous year. The slight decrease was impacted by a $45,000 write-off of loan interest due to an employee defalcation offset by interest earned from higher loan volumes and interest earned on higher volumes of deposits with other banks. See "Average Balances, Interest Rates and Yields" and Rate/Volume Analysis of Net Interest Income".

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


      Professional fees increased to $125,000 in 2000 from $56,000 in 1999. During 2000, the Company changed external audit firms and new rules required the review of the Company's quarterly financial statements. Aggregate annual audit and tax service fees increased to approximately $50,000 for 2000 from $30,000 for 1999. Approximately $12,000 of that expense, and increase, is attributable to expenses paid to the Company's former auditor to help evaluate and investigate the defalcation and approximately $18,000 is attributable to legal fees related primarily to the separation agreement with the Company's former chief executive and, secondarily, to advising the Company regarding reporting the defalcation and the change in auditors.



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


Insurance Receivable: Accrued interest receivable and other assets on the consolidated balance sheet at September 30, 2000 include an insurance claim receivable of $298,000. During December 1999, management discovered an employee fraud involving approximately $351,000 in fictitious loans on savings accounts. One employee was involved. The fraud took place over a period of years and was not detected earlier due to the nature of the theft. During the claims process, management expensed $53,000, reducing the asset to $298,000. The reduction represented the deductible on the fidelity bond policy and interest capitalized on the loans that management does not believe will be recoverable under the insurance policy.


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


In April, 2000, the Company's Chief Executive Officer resigned. Pursuant to the terms of a severance agreement, he is entitled to continue to receive his salary and certain benefits for a period of 18 months, through September 2001, following his resignation. During 2000, the Company recorded an expense of $106,000, which represents its total obligation under the agreement. At September 30, 2000, approximately $71,000 remained as a liability under that agreement.



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